Deutsche Bank Trust Company Americas
Corporate Trust & Agency Services

Deutsche Bank

02049290

August 9, 2002

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hanny Holdings - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

02 AUG 15

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Hanny Holdings, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Hanny Holdings. The SEC file number relating to such exemption is 82-3638.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

Paul Martin
Vice President
Deutsche Bank Trust Company Americas
As Depositary

dlw 9/4

Attachments:

- Circular - Discloseable Transactions
- Press Rel - Reisgnation of Director
- Press Rel - Appt of Director
- Year-End Results Press Annc

HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司

(Incorporated in Bermuda with limited liability)

BY HAND

4th April 2002

Mr. Paul Martin
Bankers Trust Company
60 Wall Street
M/S NYC60-2515
New York NY 10005
USA

Dear Mr. Martin

ADR Program
Hanny Holdings Limited
<u>Circular – POSSIBLE DISCLOSEABLE TRANSACTION</u>

We enclose ten copies of the subject Circular dated 4th April 2002 for your records. Thank you.

Yours faithfully

For and on behalf of
HANNY HOLDINGS LIMITED

P.P. Florence Kam
Company Secretary

Encls.

香港九龍觀塘鴻圖道51號保華企業中心7樓
7/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

IMPORTANT

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hanny Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

POSSIBLE

DISCLOSEABLE TRANSACTION

4th April, 2002

CONTENTS

Page

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"associate"	shall have the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Bonus Issue"	the issue of Bonus Warrants to the first registered holders of the Rights Shares on the basis of three units of subscription rights for every ten Rights Shares taken up
"Bonus Warrants"	warrants with subscription rights in units of HK$0.17 each in the amount of not less than HK$47,019,852 which entitle the holder thereof to subscribe for CSH Shares at an initial subscription price of HK$0.17 per CSH Share, subject to adjustment, exercisable from the first day of dealing in the Bonus Warrants on the Stock Exchange to 30th June, 2003, both dates inclusive
"Calisan"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly owned by Paul Y. – ITC
"Calisan Underwriting Agreement"	agreement dated 14th March, 2002 entered into between CSH and Calisan in relation to the Rights Issue
"Company"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles is deemed to be interested in 27.73% of its issued share capital
"CSH"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"CSH Group"	CSH and its subsidiaries
"CSH Independent Shareholders"	shareholders of CSH other than Well Orient and Calisan, their respective associates and parties acting in concert with them and those who are involved in or interested in the underwriting of the Rights Issue under the Underwriting Agreements
"CSH Share(s)"	share(s) of HK$0.10 each in the capital of CSH
"CSH Share Option(s)"	option(s) to subscribe for CSH Share(s) granted by CSH under its share option scheme adopted on 20th July, 1992
"Director(s)"	director(s) of the Company

"EGM"	extraordinary general meeting of CSH to be convened to approve the Rights Issue with the Bonus Issue and the Whitewash Waiver
"Excluded Rights Shares"	the 321,760,000 Rights Shares that Well Orient and Calisan are entitled to subscribe for pursuant to the terms of the Rights Issue in their capacity as Qualifying CSH Shareholders
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	2nd April, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Overseas CSH Shareholder(s)"	shareholder(s) of CSH whose name(s) appear(s) on the register of members of CSH on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Paul Y. – ITC"	Paul Y. – ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles is deemed to be interested in 42.2% of its issued share capital
"Prospectus Documents"	the prospectus to be issued by CSH in relation to the Rights Issue, the provisional allotment letter and the form of application for excess Rights Shares
"Qualifying CSH Shareholders"	shareholders of CSH, other than the Overseas CSH Shareholder(s), whose name(s) appear(s) on the register of members of CSH on the Record Date
"Record Date"	4:00 p.m. (Hong Kong time) on the record date for the determination of the entitlements for the provisional allotment of the nil-paid Rights Share under the Rights Issue

"Rights Issue"	the rights issue of two Rights Shares for every one existing CSH Share held on the Record Date
"Rights Share(s)"	new CSH Share(s) to be issued under the Rights Issue
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriting Agreements"	the Well Orient Underwriting Agreement and the Calisan Underwriting Agreement
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by the Company
"Well Orient Underwriting Agreement"	agreement dated 14th March, 2002 entered into between CSH and Well Orient in relation to the Rights Issue
"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 to the Notes on dispensations from Rule 26 of the Takeovers Code in respect of the obligations of Well Orient, Calisan and parties acting in concert with any of them to make a mandatory general offer for all the CSH Shares not already owned or agreed to be acquired by Well Orient, Calisan and parties acting in concert with any of them which would otherwise arise as a result of Well Orient and Calisan subscribing for the Rights Shares under the terms of the Underwriting Agreements

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Yap, Allan *(Managing Director)*
Mr. Chan Kwok Hung
Mr. Cheung Kwok Wah, Ken

Non-executive Directors:
Mr. Fok Kin Ning, Canning
Mr. Yuen Tin Fan, Francis*
Mr. Ip Tak Chuen, Edmond
Mr. Ma Si Hang, Frederick*
Mr. Tsang Link Carl, Brian*
Mr. Cheung Hon Kit

* *Independent non-executive Director*

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
7th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

4th April, 2002

To the shareholders and, for information only, to the holders of share options granted under the Company's employee share option scheme

Dear Sir or Madam,

POSSIBLE DISCLOSEABLE TRANSACTION

INTRODUCTION

It was announced on 14th March, 2002 that CSH proposed to raise about HK$138.30 million, before expenses, by issuing not less than 921,957,884 new CSH Shares by way of the Rights Issue, payable in full on acceptance, with the Bonus Issue at a price of HK$0.15 per Rights Share. CSH will provisionally allot two Rights Shares for every one existing CSH Share held by the Qualifying CSH Shareholders on the Record Date with Bonus Warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up. The Rights Issue is subject to the conditions set out below under the section headed "Conditions of the Rights Issue".

Well Orient currently holds 80,440,000 CSH Shares, representing approximately 17.45% of the existing issued share capital of CSH. Well Orient has undertaken to subscribe for its provisional entitlements in full, amounting to 160,880,000 Rights Shares (in the amount of HK$24,132,000). Well Orient and Calisan (which currently also holds 80,440,000 CSH Shares and has also undertaken to subscribe for its provisional entitlements of 160,880,000 Rights Shares in full), each has agreed to underwrite the balance of the Rights Shares, amounting to not less than 600,197,884 Rights Shares, in equal shares, subject to fulfilment of the conditions set out in each of their respective Underwriting Agreements (both dated 14th March, 2002). An underwriting commission of 1% will be payable by CSH to each of Well Orient and Calisan.

In the event that Well Orient and Calisan are called upon to take up their obligations under their respective Underwriting Agreements in full in equal shares, the aggregate interest of Well Orient and Calisan in the share capital of CSH as enlarged by the Rights Issue would be increased to approximately 78.30%, assuming no CSH Share Options are duly exercised before the Record Date. Under Rule 26 of the Takeovers Code, the fulfilment of the underwriting commitment of Well Orient and Calisan may trigger a mandatory general offer by Well Orient, Calisan and parties acting in concert with them, for all the CSH Shares other than those already owned or agreed to be acquired by Well Orient, Calisan and parties acting in concert with them. A Whitewash Waiver application will be made by Well Orient, Calisan and parties acting in concert with them to the Executive.

If the Company takes up more than 149,218,884 Rights Shares pursuant to the Well Orient Underwriting Agreement, this will constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

RIGHTS ISSUE OF CSH

Issue statistics

Basis of the Rights Issue:	two Rights Shares for every one existing CSH Share held on the Record Date at a subscription price of HK$0.15 per Rights Share with Bonus Warrants of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up
Number of existing CSH Shares in issue:	460,978,942 CSH Shares as at the date of the announcement in relation to the Rights Issue
Number of Rights Shares:	not less than 921,957,884 Rights Shares
Amount of Bonus Warrants:	units of subscription rights with initial subscription price of HK$0.17 each in the amount of not less than HK$47,019,852

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional CSH Shares which will be issued and allotted on or before the Record Date to holders of the CSH Share Options pursuant to the exercise of the subscription rights attaching to the

CSH Share Options. As at the Latest Practicable Date, CSH has 376,750 CSH Share Options outstanding and exercisable before the Record Date by the directors and employees of the CSH Group to subscribe for the CSH Shares. If all the subscription rights attaching to the CSH Share Options are duly exercised and CSH Shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of issued CSH Shares will be increased by 376,750 CSH Shares and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased by 753,500 Rights Shares. Well Orient and Calisan have agreed to underwrite in equal shares all the Rights Shares which will be provisionally allotted under the Rights Issue other than the Excluded Rights Shares.

Subscription price of Rights Shares

The subscription price for the Rights Shares is HK$0.15 per Rights Share, payable in full on acceptance. Such subscription price represents a discount of approximately 61.54% to the closing price of HK$0.39 per CSH Share as quoted on the Stock Exchange at 12:30 p.m. on Friday, 8th March, 2002, being the last trading day pending the release of the announcement in relation to the Rights Issue; a discount of 62.50% to the average closing price of approximately HK$0.40 per CSH Share as quoted on the Stock Exchange for the 10 trading days up to and including 8th March, 2002; a discount of 50% to the closing price of HK$0.30 per CSH Share as quoted on the Stock Exchange on the Latest Practicable Date; and a discount of approximately 97.55% to the unaudited consolidated net asset value of approximately HK$6.13 per CSH Share as at 30th June, 2001, being the date to which the latest interim report of the CSH Group was made up.

Basis of provisional allotments

Two Rights Shares in nil-paid form, for every one existing CSH Share held by the Qualifying CSH Shareholders as at the close of business on the Record Date.

Status of the Rights Shares

When allotted and fully paid, the Rights Shares will rank pari passu with the then existing CSH Shares in all respects.

Bonus Warrants

Subject to the satisfaction of the conditions of the Rights Issue, Bonus Warrants will be issued to the first registered holders of the Rights Shares on the basis of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up under the Rights Issue. The issue of Bonus Warrants will be subject to the approval of CSH Independent Shareholders at the EGM and the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Bonus Warrants and the CSH Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

Subscription price of Bonus Warrants

The initial subscription price of Bonus Warrants of HK$0.17 per CSH Share represents a discount of approximately 56.41% to the closing price of HK$0.39 per CSH Share as quoted on the Stock Exchange at 12:30 p.m. on Friday, 8th March, 2002, being the last trading day pending the release of the

announcement in relation to the Rights Issue; a discount of 57.50% to the average closing price per CSH Share of approximately HK$0.40 for the 10 trading days up to and including 8th March, 2002; and a discount of approximately 43.33% to the closing price of HK$0.30 per CSH Share as quoted on the Stock Exchange on the Latest Practicable Date. The discount of the initial subscription price of the Bonus Warrants to the closing price of the CSH Shares is in line with the discount of the subscription price of the Rights Issue.

Subscription period of Bonus Warrants

The subscription period of the Bonus Warrants is expected to be from the date on which the listing of the Bonus Warrants commences on the Stock Exchange to 30th June, 2003, both dates inclusive.

Application for listing

CSH will apply to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants and the CSH Shares, which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

WELL ORIENT UNDERWRITING AGREEMENT

Date:	14th March, 2002
Parties:	Well Orient and CSH
Number of Rights Shares underwritten by Well Orient:	one of every two Rights Shares less Excluded Rights Shares, being not less than 300,098,942 Rights Shares, depending on the number of CSH Shares in issue on the Record Date
Commission payable to Well Orient:	1% of the aggregate subscription price of the Rights Shares to be underwritten by Well Orient

On 14th March, 2002, CSH and Calisan also entered into the Calisan Underwriting Agreement with the same principal terms as the Well Orient Underwriting Agreement.

Well Orient currently holds 80,440,000 CSH Shares, representing approximately 17.45% of the issued share capital of CSH. Well Orient has undertaken to subscribe for its provisional entitlements in full, amounting to 160,880,000 Rights Shares (in the amount of HK$24,132,000).

Well Orient and Calisan (which currently also holds 80,440,000 CSH Shares and has also undertaken to subscribe for its provisional entitlements of 160,880,000 Rights Shares in full), each has agreed to underwrite the balance of the Rights Shares, amounting to not less than 600,197,884 Rights Shares, in equal shares, depending on the number of the CSH Shares in issue on the Record Date, subject to fulfilment of the conditions set out in each of their respective Underwriting Agreements. Each of Well Orient and Calisan has also irrevocably undertaken to CSH that the CSH Shares beneficially owned by them will remain registered in their names from the date of the announcement in relation to the Rights Issue to the Record Date.

In the event that Well Orient and Calisan are called upon to take up their obligations under their respective Underwriting Agreements in full in equal shares, the aggregate interest of Well Orient and Calisan in the share capital of CSH as enlarged by the Rights Issue would be increased to approximately 78.30%, assuming no CSH Share Options are duly exercised before the Record Date. Under Rule 26 of the Takeovers Code, the fulfilment of the underwriting commitment of Well Orient and Calisan may trigger a mandatory general offer by Well Orient, Calisan and parties acting in concert with them, for all the CSH Shares other than those already owned or agreed to be acquired by Well Orient, Calisan and parties acting in concert with them. Application will be made by Well Orient, Calisan and parties acting in concert with them to the Executive for the Whitewash Waiver pursuant to Note 1 to the Notes on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, inter alia, the approval of CSH Independent Shareholders taken on a poll at the EGM.

The obligations of each of Well Orient and Calisan under their respective Underwriting Agreements, and completion thereof are several and are not conditional upon each other.

Well Orient, Calisan and parties acting in concert with them have not acquired any voting rights in CSH and have not dealt in any CSH Shares in the six months prior to the date of the announcement in relation to the Rights Issue.

Shareholding Structure of CSH

Assume no CSH Share Options are duly exercised before the Record Date:

		Existing		After Rights Issue and assuming Well Orient and Calisan take up all underwritten Rights Shares	
Registered owner	**Beneficial owner**	**Number of CSH Shares held**	**%**	**Number of CSH Shares held**	**%**
Well Orient or its nominees	The Company	80,440,000	17.45	541,418,942	39.15
Calisan or its nominees	Paul Y. – ITC	80,440,000	17.45	541,418,942	39.15
Sub-total		160,880,000	34.90	1,082,837,884	78.30
Employee		632	0.00	632	0.00
Public		300,098,310	65.10	300,098,310	21.70
Total		460,978,942	100.00	1,382,936,826	100.00

Assume all outstanding CSH Share Options are duly exercised before the Record Date:

Registered owner	Beneficial owner	Existing Number of CSH Shares held	Existing %	After Rights Issue and assuming Well Orient and Calisan take up all underwritten Rights Shares Number of CSH Shares held	%
Well Orient or its nominees	The Company	80,440,000	17.44	541,795,692	39.15
Calisan or its nominees	Paul Y. – ITC	80,440,000	17.44	541,795,692	39.15
Sub-total		160,880,000	34.88	1,083,591,384	78.30
Employee		632	0.00	632	0.00
Public		300,475,060	65.12	300,475,060	21.70
Total		461,355,692	100.00	1,384,067,076	100.00

If the aggregate shareholding of Well Orient, Calisan and parties acting in concert with them after completion of the Rights Issue is in the range of 30% to 50% of the enlarged issued share capital of CSH, they will be subject to the 2% creeper as set out in the Takeovers Code. If the aggregate shareholding of Well Orient, Calisan and parties acting in concert with them after the completion of the Rights Issue exceeds 50% of the enlarged issued share capital of CSH, they can acquire further CSH Shares without triggering a mandatory general offer.

It is the intention of Well Orient, Calisan and parties acting in concert with them to maintain the listing of CSH after the Rights Issue. Accordingly, CSH, Well Orient, Calisan and their respective directors have jointly and severally undertaken to the Stock Exchange that CSH, Well Orient and Calisan will take appropriate steps, to ensure not less than 25% of the CSH Shares are held by the public at all times in compliance with the minimum public float requirement of the Listing Rules. Well Orient and Calisan currently have no intention to change the composition of the board of CSH after completion of the Rights Issue.

Termination of the Underwriting Agreements

Each of Well Orient and Calisan may terminate their respective Underwriting Agreements at any time prior to 4:00 p.m. on 23rd May, 2002 (being the second business day following the last day for acceptance of provisional allotments) if:

1. the occurrence of the following events would in the reasonable opinion of either Well Orient or Calisan materially and adversely affect the business, financial or trading position or prospects of the CSH Group as a whole or otherwise makes it inexpedient or inadvisable for CSH or either Well Orient or Calisan to proceed with the Rights Issue:

   (a) the introduction of any new law or regulation or any change in existing law or regulation or other occurrence of any nature whatsoever;

(b) the occurrence of any local, national or international event or change of political, military, financial, economic, currency;

(c) the occurrence of any change in market conditions or combination of circumstances in Hong Kong, including without limitation suspension or material restriction on trading in securities;

2. any change occurs in the circumstances of any member of the CSH Group which would materially and adversely affect the prospects of the CSH Group as a whole;

3. CSH commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under either of the Underwriting Agreements;

4. either Well Orient or Calisan receives notification or otherwise becomes aware of, the fact that any of the representations or warranties contained in either of the Underwriting Agreements was, when given, untrue or inaccurate or would in any respect be untrue or inaccurate if repeated at the relevant times as provided in the Underwriting Agreements and either Well Orient or Calisan in their reasonable opinion determines that any such untrue representation or warranty represents or is likely to represent a material and adverse change in the business, financial or trading position or prospects of the CSH Group as a whole or is otherwise likely to have a material and adverse effect on the Rights Issue; or

5. CSH after any matter or event has occurred or come to the attention of Well Orient and Calisan as a result of which any representation or warranty would be untrue or inaccurate in any respect, fails promptly to send out any announcement or circular (after the despatch of the Prospectus Documents), in such manner (and as appropriate with such contents) as either Well Orient or Calisan may reasonably request for the purpose of preventing the creation of a false market in the securities of CSH.

If either the Well Orient Underwriting Agreement or the Calisan Underwriting Agreement is terminated, one or more of the conditions of the Rights Issue as set out below will not be fulfilled, the Rights Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, among other matters, the followings:

1. CSH registering all relevant documents with the Registrar of Companies in Hong Kong in accordance with the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

2. the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Rights Shares in their nil-paid and fully-paid forms, the Bonus Warrants and the CSH Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants;

3. the granting of the Whitewash Waiver by the Executive;

4. the passing of the ordinary resolutions by CSH Independent Shareholders at the EGM taken on a poll to approve: (i) the Rights Issue with the Bonus Issue; (ii) the issue of the CSH Shares pursuant to the exercise of subscription rights attaching to the Bonus Warrants; and (iii) the Whitewash Waiver;

5. the posting of the Prospectus Documents to the Qualifying CSH Shareholders; and

6. the obligations of each of Well Orient and Calisan under their respective Underwriting Agreements becoming unconditional and the Underwriting Agreements not being terminated in accordance with the terms thereof. If either the Well Orient Underwriting Agreement or the Calisan Underwriting Agreement is terminated, the Rights Issue will not be fully underwritten and in compliance with Rule 7.19 of the Listing Rules. In such circumstances, the Rights Issue will not proceed.

If any of the above conditions is not satisfied, the Rights Issue will not proceed. None of the parties to the Underwriting Agreements will waive condition No. 3.

Application will also be made to the Executive for the Whitewash Waiver from the obligation of Well Orient, Calisan and parties acting in concert with them to make a mandatory general offer for the CSH Shares as a result of the Rights Issue and any Rights Shares which are to be subscribed by Well Orient and Calisan pursuant to their respective Underwriting Agreements. The Whitewash Waiver, if granted by the Executive, would be subject to the approval by CSH Independent Shareholders taken on a poll at the EGM.

INFORMATION ON CSH

CSH itself is an investment holding company. The CSH Group is principally engaged in tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructure projects.

The net profit before and after taxation of CSH as shown on the audited consolidated income statement for the financial year ended 31st December, 1999 was HK$1,093,641,000 and HK$1,088,245,000 respectively. The net loss before and after taxation of CSH as shown on the audited consolidated income statement for the financial year ended 31st December, 2000 was HK$812,883,000 and HK$819,491,000 respectively. The net asset value of CSH as shown on the audited consolidated balance sheet for the financial year ended 31st December, 1999 and 31st December, 2000 was HK$3,376,475,000 and HK$2,849,854,000 respectively.

REASONS FOR THE SUBSCRIPTION AND UNDERWRITING OF RIGHTS SHARES

The Group is principally engaged in the manufacture, distribution and marketing of data storage media (primarily floppy disks, CD-R and CD-RW) and the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories and securities trading. The Group also made strategic investments in information technology, Internet, Internet-related businesses and other businesses.

The Directors consider that the subscription for the provisional entitlements of Rights Shares by Well Orient allows it to avoid the dilutive effect of its shareholding in CSH which may arise from the Rights Issue. Moreover, the Directors are of the view that the CSH Group is a well-established investment holding enterprise for investments. The underwriting by Well Orient can provide CSH Group with additional working capital and funding for investment projects, which would be an opportunity to increase its value, and thus in turn, the investment value of the Group in CSH.

The underwriting commitment of Well Orient will be financed by Well Orient's internal source of funds. It is not anticipated that the underwriting will have any material impact on the financial position of the Group.

GENERAL

Among the directors of CSH, Dr. Chan Kwok Keung, Charles, Ms. Chau Mei Wah, Rosanna and Mr. Yap, Allan, who were nominated and appointed by Well Orient and Calisan after their acquisition of the stake in CSH on 11th October, 2000, are considered to be parties acting in concert with Well Orient and Calisan.

Well Orient, Calisan and parties acting in concert with them will abstain from voting on the resolutions approving the Rights Issue with the Bonus Issue and the Whitewash Waiver at the EGM.

If the Company takes up more than 149,218,884 Rights Shares pursuant to the Well Orient Underwriting Agreement, this will constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules. Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information concerning the Group contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts concerning the Group the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the securities of the Company and its associated corporations, within the meaning of the SDI Ordinance, notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance, including interests which the Directors are taken or deemed to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance, or pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies of the Listing Rules or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein, were as follows:

(a) Ordinary shares and warrants

Name of Director	Nature of interest	Number of shares held	Amount of warrants held *HK$*
Chan Kwok Keung, Charles	Corporate	1,778,028,504	70,226,716.14

Note:

Dr. Chan Kwok Keung, Charles is deemed to have corporate interest in 1,778,028,504 shares and warrants in the amount of HK$70,226,716.14 (to be expired at 4:00 p.m. on 3rd April, 2002) of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). These interests were detailed and duplicated with the interests as shown in the paragraph "*Substantial Shareholders*" below.

(b) Share options

Name of Directors	Number of share options held Personal interests
Chan Kwok Keung, Charles	160,000,000
Yap, Allan	130,000,000
Chan Kwok Hung	70,000,000
Cheung Kwok Wah, Ken	30,000,000

Notes:

(1) The above share options are exercisable at any time during the period from 31st August, 2001 to 30th August, 2006 at a subscription price of HK$0.07472 per share (subject to adjustment).

(2) According to the Company's share option scheme, the cash consideration paid by each Director for the grant of the share option is HK$1.00.

Save as disclosed herein, as at the Latest Practicable Date, none of the Directors had, or was taken or deemed to have under section 28 of the SDI Ordinance or under section 31 of, or Part I of the Schedule to, the SDI Ordinance, any interests in the securities of the Company or any of its associated corporations, within the meaning of the SDI Ordinance, or any interests which were entered in the register kept by the Company pursuant to section 29 of the SDI Ordinance or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies of the Listing Rules.

None of the Directors has entered or is proposing to enter into a service contract with any member of the Group, excluding contracts expiring or determinable by the employer within one year without payment of compensation, other than statutory compensation.

SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of substantial shareholders kept by the Company pursuant to section 16(1) of the SDI Ordinance and so far as is known to the Directors and the chief executive of the Company, the following persons were interested or taken or deemed to be interested in 10% or more of the nominal value of the issued share capital of the Company:

Name of shareholders	Number of shares held		Shareholding percentage
	Direct interest	Deemed interest	%
Chan Kwok Keung, Charles	–	1,778,028,504	27.73
Chinaview	–	1,778,028,504	27.73
Galaxyway Investments Limited ("Galaxyway")	–	1,778,028,504	27.73
ITC Corporation Limited ("ITC")	–	1,778,028,504	27.73
ITC Investment Holdings Limited ("ITC Investment")	–	1,778,028,504	27.73
Mankar Assets Limited ("Mankar")	–	1,778,028,504	27.73
Famex Investment Limited ("Famex")	1,778,028,504	–	27.73

Notes:

(1) Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Mankar, ITC Investment and ITC are deemed to be interested in 1,778,028,504 shares which are held by Famex.

(2) Galaxyway, a wholly-owned subsidiary of Chinaview, in which Dr. Chan Kwok Keung, Charles owns its entire issued share capital, owns more than one-third of the issued ordinary share capital of ITC. Galaxyway, Chinaview and Dr. Chan Kwok Keung, Charles are deemed to be interested in 1,778,028,504 shares which are held by Famex.

Save as disclosed herein, the Directors are not aware of any other person who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the issued share capital of any member of the Group.

LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration proceedings of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

MISCELLANEOUS

(a) The company secretary of the Company is Ms. Kam Yiu Sai who is a chartered secretary.

(b) The registered office of the Company is at Clarendon House, Church Street, Hamilton HM 11, Bermuda. The principal place of business of the Company in Hong Kong is at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(c) The branch share registrar and transfer office of the Company is Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

除本通函所披露者外，董事並不知悉任何其他人士於最後實際可行日期直接或間接擁有本集團任何成員公司之已發行股本10%或以上之權益。

訴訟

於最後實際可行日期，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司亦無涉及任何尚未了結或有被控之虞之重大訴訟或索償。

其他資料

(a) 本公司之公司秘書為甘瑤斯女士，彼為特許公司秘書。

(b) 本公司之註冊辦事處位於Clarendon House, Church Street, Hamilton HM 11, Bermuda。本公司於香港之主要營業地點為香港九龍觀塘鴻圖道51號保華企業中心7樓。

(c) 本公司之股份登記分處及過戶辦事處為秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

(d) 本通函有中英文版本，如出現任何歧義，概以英文版本為準。

附註：

(1) 上述購股權可於二零零一年八月三十一日至二零零六年八月三十日止期間內任何時間按每股0.07472港元(可予調整)之認購價予以行使。

(2) 根據本公司之購股權計劃，每位董事就購股權之授出所支付之現金代價為1.00港元。

除本通函所披露者外，於最後實際可行日期，各董事概無在本公司或其任何聯繫公司(按公開權益條例之涵義)之證券中，擁有根據公開權益條例第28條或公開權益條例第31條或附表第一部份被當作或被視作擁有之權益或擁有根據公開權益條例第29條須列入該條例本公司所置存之登記冊內之任何權益，或根據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之任何權益。

概無董事與本集團任何成員公司訂立或擬訂立任何服務合約，惟不包括於一年內屆滿或僱主可於一年內終止而毋須付出賠償(法定賠償除外)之合約。

主要股東

於最後實際可行日期，根據本公司按公開權益條例第16(1)條須置存之主要股東登記冊所載及就本公司董事及行政總裁所知，下列人士擁有或被當作或被視作擁有本公司已發行股本面值10%或以上之權益：

	所持股份數目		
股東名稱	直接權益	應計權益	持股百分比
			%
陳國強	—	1,778,028,504	27.73
Chinaview	—	1,778,028,504	27.73
Galaxyway Investments Limited (「Galaxyway」)	—	1,778,028,504	27.73
德祥企業集團有限公司 (「德祥企業」)	—	1,778,028,504	27.73
ITC Investment Holdings Limited (「ITC Investment」)	—	1,778,028,504	27.73
Mankar Assets Limited (「Mankar」)	—	1,778,028,504	27.73
其威投資有限公司(「其威」)	1,778,028,504	—	27.73

附註：

(1) 其威為Mankar之全資附屬公司，而後者為ITC Investment之全資附屬公司，ITC Investment則為德祥企業之全資附屬公司。Mankar、ITC Investment及德祥企業均被視為擁有由其威持有之1,778,028,504股股份之權益。

(2) Galaxyway為Chinaview之全資附屬公司，並擁有德祥企業超過三分一已發行普通股本，而陳國強博士擁有Chinaview全部已發行股本。Galaxyway、Chinaview及陳國強博士均被視為擁有由其威持有之1,778,028,504股股份之權益。

責任聲明

本通函之資料乃遵照上市規則而刊載，旨在提供有關本公司之資料。各董事願就本通函所載有關本集團之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，本通函並無遺漏任何有關本集團之其他事實，致使本通函所載任何內容可能產生誤導。

權益披露

於最後實際可行日期，董事於本公司及其聯繫公司（按公開權益條例之涵義）之證券中，擁有根據公開權益條例第28條已知會本公司及聯交所之權益（包括根據公開權益條例第31條或附表第一部份被當作或被視作擁有之權益），或根據上市規則所載上市公司董事進行證券交易之標準守則已知會本公司及聯交所之權益，或根據公開權益條例第29條須列入該條例所指定之登記冊內之權益如下：

(a) **普通股及認股權證**

董事姓名	權益性質	所持股份數目	所持認股權證數額 港元
陳國強	公司	1,778,028,504	70,226,716.14

附註：

陳國強博士因在Chinaview International Limited（「Chinaview」）擁有權益，而被視為擁有本公司1,778,028,504股股份及價值70,226,716.14港元之認股權證（將於二零零二年四月三日下午四時正屆滿）之公司權益。此等權益已在下文「主要股東」一節詳述及與該節所載之權益重覆。

(b) **購股權**

董事姓名	所持購股權數目 個人權益
陳國強	160,000,000
Yap, Allan	130,000,000
陳國鴻	70,000,000
張國華	30,000,000

董事認為威倫認購配售股份之暫定配額可使其於中策之權益避免因配售新股而出現之攤薄影響。此外，董事認為中策集團為一家具規模之投資控股企業，有能力進行投資項目。威倫之包銷可提供額外營運資金及投資項目資金予中策集團，此為一個中策集團增值之機會，亦可因而增加本集團於中策之投資價值。

威倫之包銷責任將由威倫之內部資源撥支。預期包銷事項將不會對本集團財政狀況構成任何重大影響。

一般資料

在各中策董事中，陳國強博士、周美華女士及Yap, Allan先生（彼等在威倫及Calisan於二零零零年十月十一日購入中策之股權後，由威倫及Calisan提名及委任），被視為與威倫及Calisan一致行動之人士。

威倫、Calisan及與彼等一致行動之人士將在股東特別大會上就批准配售新股連同紅利發行及清洗豁免之決議案放棄投票。

倘本公司根據威倫包銷協議認購超過149,218,884股配售股份，則根據上市規則第14章之規定，會構成本公司一項須予披露之交易。敬請 閣下留意本通函附錄所載之一般資料。

此致

列位股東 台照
及根據本公司之僱員購股權計劃
所授購股權之持有人 參照

代表董事會
主席
陳國強博士
謹啟

二零零二年四月四日

4. 中策獨立股東在股東特別大會上以票選方式投票通過決議案，批准：(i)配售新股連同紅利發行；(ii)根據紅利認股權證所附之認購權被行使而發行中策股份；及(iii)清洗豁免；

5. 向合資格中策股東寄發章程文件；及

6. 威倫及Calisan根據彼等各自之包銷協議須各自履行之責任成為無條件，而包銷協議亦無根據其條款被終止。倘威倫包銷協議或Calisan包銷協議被終止，則配售新股不會被全數包銷，亦不會遵照上市規則第7.19條之規定行事。在此情況下，配售新股將不會進行。

倘上文所述之任何條件不獲履行，則配售新股亦不會進行。包銷協議訂約各方均不會豁免第3項條件。

威倫、Calisan及與彼等一致行動之人士將向執行理事申請授出清洗豁免，旨在豁免威倫、Calisan及與彼等一致行動之人士因配售新股及因威倫及Calisan根據彼等各自之包銷協議將予認購任何配售股份而引致須承擔提出強制性全面收購中策股份之責任。執行理事倘授出清洗豁免，仍須待中策獨立股東在股東特別大會上以票選方式投票批准後，方可作實。

有關中策之資料

中策本身乃一間投資控股公司。中策集團主要經營輪胎製造、製造、零售及分銷中藥、西藥及補健食品、物業發展及投資、酒店業務及基建項目之投資。

中策於截至一九九九年十二月三十一日止財政年度之經審核綜合收益報表所示之除税前及除税後之純利分別為1,093,641,000港元及1,088,245,000港元，而截至二零零零年十二月三十一日止財政年度之經審核綜合收益報表所示之除税前及除税後之虧損淨額則分別為812,883,000港元及819,491,000港元。中策於截至一九九九年十二月三十一日止及截至二零零零年十二月三十一日止財政年度之經審核綜合資產負債表所示之資產淨值分別為3,376,475,000港元及2,849,854,000港元。

進行認購及包銷配售股份事項之原因

本集團主要從事生產、銷售及分銷資料儲存媒體(主要為電腦磁碟、一次收錄光碟及可重寫光碟)，以及銷售及分銷電腦配件與儲存媒體驅動器、掃瞄器、錄音帶與錄影帶、微型唱碟、家庭電子產品及電訊設備配件及證券買賣。本集團亦於資訊科技、網絡及網絡相關業務與其他業務上作策略性投資。

(b) 本地、國家或國際發生任何事故或政治、軍事、財政、經濟、貨幣出現變動；

(c) 香港之市場狀況或綜合環境出現任何變動，包括(但不限於)證券買賣暫停或受到嚴重限制；

2. 中策集團任何成員公司之情況出現任何變動，並因此嚴重及不利地影響中策集團之整體前景；

3. 中策違反或遺漏中策根據任何一份包銷協議將須承擔或履行之責任或承諾；

4. 威倫或Calisan接獲通知或從其他途徑得悉，任何一份包銷協議所載之任何聲明或保證在作出之時乃失實或失準，或於包銷協議所規定之有關時限內被重申時會在任何方面失實或失準，而威倫或Calisan合理決定任何上述之失實聲明或保證代表(或有可能代表)中策集團整體業務、財政或經營狀況或前景出現重大不利變動，或可能會對配售新股造成重大不利影響；或

5. 在因發生任何事件或事故或威倫及Calisan知悉有關事件或事故而引致任何聲明或保證在任何方面失實或失準後，中策未能應威倫或Calisan合理要求之方式(及適合該等內容之方式)迅速刊登或刊發公佈或通函(於寄發章程文件後)，以避免中策證券出現造市情況。

倘威倫包銷協議或Calisan包銷協議被終止，一項或以上下列所載配售新股之條件不獲履行，配售新股將不會進行。

配售新股之條件

配售新股須待(其中包括)下列條件獲履行後，方可作實：

1. 中策根據香港法例第32章公司條例將全部有關文件送呈香港公司註冊處辦理登記手續；

2. 聯交所上市委員會批准未繳股款及繳足股款之配售股份、紅利認股權證及紅利認股權證所附之認購權獲行使而須予發行之中策股份上市及買賣；

3. 執行理事授出清洗豁免；

假設全部尚未行使之中策購股權在記錄日期前獲正式行使：

記名擁有人	實益擁有人	現時所持中策股份數目	%	配售新股後及假設威倫及Calisan認購全部被包銷之配售股份所持中策股份數目	%
威倫或其代名人	本公司	80,440,000	17.44	541,795,692	39.15
Calisan或其代名人	保華德祥	80,440,000	17.44	541,795,692	39.15
小計		160,880,000	34.88	1,083,591,384	78.30
僱員		632	0.00	632	0.00
公眾人士		300,475,060	65.12	300,475,060	21.70
合計		461,355,692	100.00	1,384,067,076	100.00

倘威倫、Calisan及與彼等一致行動之人士在配售新股完成後於中策經擴大後之已發行股本所佔之總持股量為30%至50%之間，則彼等將根據收購守則之規定，受2%自由增購率所規限。倘威倫、Calisan及與彼等一致行動之人士在配售新股完成後於中策經擴大後之已發行股本所佔之總持股量超過50%，則彼等可進一步購入中策股份而不會觸發強制性全面收購之機制。

威倫、Calisan及與彼等一致行動之人士現擬在配售新股完成後維持中策之上市地位。因此，中策、威倫、Calisan及彼等各自之董事已共同及個別向聯交所承諾，中策、威倫及Calisan會採取適當步驟以遵守上市規則之最低公眾持股量規定，確保公眾人士在任何時間所持之中策股份不會少於25%。威倫及Calisan現時不擬在配售新股完成後改變中策之董事會成員組合。

終止包銷協議

倘發生下列事故，則威倫及Calisan各自均有權在二零零二年五月二十三日（即緊隨接納暫定配額之最後日期之第二個辦公日）下午四時正之前任何時間終止彼等各自之包銷協議：

1. 威倫或Calisan各自合理認為發生下列事故會嚴重及不利地影響中策集團之整體業務、財政或經營狀況或前景，或導致中策或威倫或Calisan不應或不宜進行配售新股：

   (a) 頒佈任何新法例或法規或現時之法例或法規出現任何變動或發生任何其他有關事故（不論其性質為何）；

倘威倫及Calisan被要求履行彼等根據其各自之包銷協議須履行之全部責任（以均等形式分配），則威倫及Calisan於中策經配售新股而擴大之股本（假設在記錄日期前並無任何中策購股權被行使）擁有之總權益將增至約78.30%。根據收購守則第26條之規定，威倫及Calisan履行彼等之包銷承諾可能會觸發威倫、Calisan及與彼等一致行動之人士提出強制性全面收購之機制，導致彼等須購入全部中策股份（不包括已由威倫、Calisan及與彼等一致行動之人士擁有或同意收購者）。威倫、Calisan及與彼等一致行動之人士將會向執行理事申請根據收購守則第26條豁免註釋附註1授出清洗豁免。倘獲執行理事授出清洗豁免，仍須待（其中包括）中策獨立股東在股東特別大會上以票選方式投票批准後，方可作實。

威倫及Calisan根據彼等各自之包銷協議所須履行之責任，不受彼此完成與否所影響。

威倫、Calisan及與彼等一致行動之人士於就配售新股而刊登之公佈之日期前六個月內，並無購入中策之任何投票權，亦無買賣任何中策股份。

中策之股權結構

假設並無任何中策購股權在記錄日期前獲正式行使：

記名擁有人	實益擁有人	現時所持中策股份數目	%	配售新股後及假設威倫及Calisan認購全部被包銷之配售股份所持中策股份數目	%
威倫或其代名人	本公司	80,440,000	17.45	541,418,942	39.15
Calisan或其代名人	保華德祥	80,440,000	17.45	541,418,942	39.15
小計		160,880,000	34.90	1,082,837,884	78.30
僱員		632	0.00	632	0.00
公眾人士		300,098,310	65.10	300,098,310	21.70
合計		460,978,942	100.00	1,382,936,826	100.00

三十分在聯交所之收市價每股0.39港元折讓約56.41%、較中策股份於截至及包括二零零二年三月八日止十個交易日在聯交所之平均收市價每股約0.40港元折讓57.50%、亦較中策股份於最後實際可行日期在聯交所之收市價每股0.30港元折讓約43.33%。紅利認股權證之初步認購價相較中策股份收市價之折讓率與配售新股認購價折讓率相符。

紅利認股權證之認購期間

預期紅利認股權證之認購期間將由紅利認股權證於聯交所開始上市之日起至二零零三年六月三十日止(包括首尾兩天)。

申請上市

中策將向聯交所上市委員會申請批准未繳股款及繳足股款之配售股份、紅利認股權證及紅利認股權證所附之認購權被行使時須予發行之中策股份上市及買賣。

威倫包銷協議

日期：	二零零二年三月十四日
訂約各方：	威倫及中策
被威倫包銷之配售股份數目：	每兩股配售股份包銷一股(不包括除外配售股份)，視乎於記錄日期之已發行中策股份數目，不會少於300,098,942股配售股份
向威倫支付之佣金：	將由威倫包銷之配售股份之總認購價之1%

於二零零二年三月十四日，中策及Calisan亦按與威倫包銷協議同樣之主要條款訂立Calisan包銷協議。

威倫現持有80,440,000股中策股份，佔中策已發行股本約17.45%。威倫已承諾會全數認購其暫定配額，即160,880,000股配售股份(款額為24,132,000港元)。

威倫及Calisan(Calisan現亦持有80,440,000股中策股份，及亦已承諾會全數認購其暫定配額160,880,000股配售股份)已各自同意會按均等分配之形式包銷剩餘之配售股份，視乎於記錄日期之已發行中策股份數目而定，合共不少於600,197,884股配售股份，惟須待彼等各自之包銷協議所載之條件獲履行後，方可作實。威倫及Calisan亦已各自不可撤回地向中策承諾，自就配售新股而刊登公佈之日期至記錄日期止期間內，彼等實益擁有之中策股份將繼續登記在彼等之名下。

據此按比例增加。於實際可行日期，中策有376,750份尚未行使之中策購股權，中策集團之董事及僱員據此可於記錄日期前行使中策購股權，認購中策股份。倘中策購股權所附全部認購權獲正式行使，而中策股份因該行使事項而於記錄日期當日或之前獲發行及配發，則已發行中策股份之數目將會增加376,750股，而根據配售新股將會發行之配售股份亦將會增加753,500股。威倫及Calisan已同意按均等分配之形式包銷全部根據配售新股被暫定配發之配售股份（不包括除外配售股份）。

配售股份之認購價

配售股份之認購價為每股配售股份0.15港元，股款須於接納時全數繳足。該認購價較中策股份於二零零二年三月八日（星期五）（即就配售新股而刊登之公佈之日期前最後一個交易日）下午十二時三十分在聯交所之收市價每股0.39港元折讓約61.54%、較中策股份於截至及包括二零零二年三月八日止十個交易日在聯交所之平均收市價每股約0.40港元折讓62.50%、較中策股份於最後實際可行日期在聯交所之收市價每股0.30港元折讓50%、亦較中策股份於二零零一年六月三十日（中策集團最近期之中期報告編製至該日為止）之未經審核綜合資產淨值每股中策股份約6.13港元折讓約97.55%。

暫定配額之基準

合資格中策股東於記錄日期辦公時間結束時每持有一股現有中策股份可獲配兩股未繳股款之配售股份。

配售股份之地位

配售股份在配發及繳足股款後，在各方面將與當時之現有中策股份享有同等權益。

紅利認股權證

待配售新股之條件獲履行後，中策將會向配售股份之首批登記持有人發行紅利認股權證，發行之基準為根據配售新股每認購十股配售股份可獲送三份認購權，每份認購權之初步認購價為0.17港元。發行紅利認股權證須待中策獨立股東於股東特別大會上批准及聯交所上市委員會批准紅利認股權證及因紅利認股權證所附之認購權被行使而將予發行之中策股份上市及買賣後，方可作實。

紅利認股權證之認購價

紅利認股權證之初步認購價每股中策股份0.17港元較中策股份於二零零二年三月八日（星期五）（即就配售新股而刊登之公佈之日期前最後一個交易日）下午十二時

威倫現持有80,440,000股中策股份，佔中策現有已發行股本約17.45%。威倫已承諾會全數認購其暫定配額，即160,880,000股配售股份(款額為24,132,000港元)。威倫及Calisan(Calisan現亦持有80,440,000股中策股份，及亦已承諾會全數認購其暫定配額160,880,000股配售股份)已各自同意會按均等分配之形式包銷剩餘之配售股份(合共不少於600,197,884股配售股份)，惟須待彼等各自之包銷協議(兩者均於二零零二年三月十四日訂立)所載之條件獲履行後，方可作實。中策將會向威倫及Calisan各支付1%之包銷佣金。

倘威倫及Calisan被要求履行彼等根據其各自之包銷協議須履行之全部責任(以均等形式分配)，則威倫及Calisan於中策經配售新股而擴大之股本(假設在記錄日期前並無任何中策購股權被行使)擁有之總權益將增至約78.30%。根據收購守則第26條之規定，威倫及Calisan履行彼等之包銷承諾可能會觸發威倫、Calisan及與彼等一致行動之人士提出強制性全面收購之機制，導致彼等須購入全部中策股份(不包括已由威倫、Calisan及與彼等一致行動之人士擁有或同意收購者)。威倫、Calisan及與彼等一致行動之人士將會向執行理事申請授出清洗豁免。

倘本公司根據威倫包銷協議認購超過149,218,884股配售股份，則根據上市規則第14章之規定，會構成本公司一項須予披露之交易。

中策之配售新股

發行數據

配售新股之基準：	於記錄日期每持有一股現有中策股份可按每股配售股份0.15港元之認購價獲配兩股配售股份，連同紅利認股權證，按每認購十股配售股份可獲送三份認購權(初步認購價為每份0.17港元)之比例派送
現有已發行中策股份數目：	460,978,942股中策股份(按就配售新股而刊登之公佈之日期計算)
配售股份數目：	不少於921,957,884股配售股份
紅利認股權證之款額：	認購權之初步認購價為每份0.17港元，款額不少於47,019,852港元

倘在記錄日期當日或之前因中策購股權所附之認購權被行使而向中策購股權持有人發行及配發任何額外中策股份，則根據配售新股將會發行之配售股份數目亦將

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
(錦興集團有限公司)

(於百慕達註冊成立之有限公司)

董事：
執行董事：
陳國強博士（主席）
Yap, Allan先生（董事總經理）
陳國鴻先生
張國華先生

非執行董事：
霍建寧先生
袁天凡先生*
葉德銓先生
馬時亨先生*
曾令嘉先生*
張漢傑先生

* 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心7樓

敬啟者：

可能須予披露之交易

緒言

中策於二零零二年三月十四日宣佈，中策建議藉着配售新股連同紅利發行之方式，按每股配售股份0.15港元之價格，發行不少於921,957,884股新中策股份，以籌集約138,300,000港元（未扣除開支），股款須於接納時全數繳足。合資格中策股東於記錄日期每持有一股現有中策股份可獲中策暫定配發兩股配售股份，並可按每認購十股配售股份可獲送三份認購權（初步認購價為每份0.17港元）之比例，獲中策派送紅利認股權證。配售新股須待下文「配售新股之條件」一節所述之條件獲履行後，方可作實。

「配售新股」	指	於記錄日期每持有一股現有中策股份可獲配兩股配售股份
「配售股份」	指	根據配售新股將予發行之新中策股份
「公開權益條例」	指	香港法例第396章之證券（公開權益）條例
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港收購及合併守則
「包銷協議」	指	威倫包銷協議及Calisan包銷協議
「威倫」	指	威倫有限公司，一間於香港註冊成立之有限公司，由本公司全資擁有
「威倫包銷協議」	指	中策及威倫就配售新股而於二零零二年三月十四日訂立之協議
「清洗豁免」	指	執行理事根據收購守則第26條之豁免註釋附註1所授出之豁免，以豁免威倫、Calisan及與彼等任何一位一致行動之人士因威倫及Calisan根據包銷協議之條款認購配售股份而引致須提出強制性全面收購中策股份（不包括已由威倫、Calisan及與彼等任何一位一致行動之人士擁有或同意收購者）之責任

「股東特別大會」	指	中策為批准配售新股連同紅利發行及清洗豁免而即將舉行之股東特別大會
「除外配售股份」	指	威倫及Calisan根據配售新股之條款有權以合資格中策股東身份認購之321,760,000股配售股份
「執行理事」	指	證券及期貨事務監察委員會企業融資部執行董事或由執行董事委派之任何代表
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零二年四月二日，即付印本通函前就確定本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「海外中策股東」	指	於記錄日期名列中策股東登記冊而於該日之登記地址位於香港以外地區之中策股東
「保華德祥」	指	保華德祥建築集團有限公司，一間於百慕達註冊成立之有限公司，其證券於聯交所上市，而陳國強博士被視為擁有其已發行股本42.2%之權益
「章程文件」	指	中策就配售新股而將予刊發之章程、暫定配額通知書及額外配售股份申請表格
「合資格中策股東」	指	除海外中策股東以外，於記錄日期名列中策股東登記冊之中策股東
「記錄日期」	指	決定配售新股下未繳股款配售股份之暫定配額之記錄日期下午四時正（香港時間）

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「聯繫人士」	指	上市規則所賦予之涵義
「董事會」	指	董事會
「紅利發行」	指	按每認購十股配售股份可獲送三份認購權之基準，向配售股份之首批登記持有人發行紅利認股權證
「紅利認股權證」	指	每份認購權為0.17港元之認股權證，認購權之總額不少於47,019,852港元。紅利認股權證之持有人有權據此按初步認購價每股中策股份0.17港元(可予調整)認購中策股份，並可由紅利認股權證在聯交所買賣之首日起至二零零三年六月三十日止(包括首尾兩天)行使
「Calisan」	指	Calisan Developments Limited，一間於英屬處女群島註冊成立之有限公司，由保華德祥全資擁有
「Calisan包銷協議」	指	中策及Calisan就配售新股而於二零零二年三月十四日訂立之協議
「本公司」	指	錦興集團有限公司，一間於百慕達註冊成立之有限公司，其股份於聯交所上市，而陳國強博士被視為擁有其已發行股本27.73%之權益
「中策」	指	中策集團有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市
「中策集團」	指	中策及其附屬公司
「中策獨立股東」	指	除威倫及Calisan、彼等各自之聯繫人士及與彼等一致行動之人士及根據包銷協議於配售新股之包銷事項中參與或擁有權益之人士以外之中策股東
「中策股份」	指	中策股本中每股0.10港元之股份
「中策購股權」	指	中策根據其於一九九二年七月二十日採納之購股權計劃所授出可認購中策股份之購股權
「董事」	指	本公司之董事

頁次

重要文件

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下之所有錦興集團有限公司股份，應立即將本通函交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

HANNY HOLDINGS LIMITED
(錦興集團有限公司)

(於百慕達註冊成立之有限公司)

可能須予披露之交易

二零零二年四月四日

HANNY VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

02 AUG 15 PM 12:50

2nd July, 2002

Mr. Paul Martin
Bankers Trust Company
60 Wall Street
M/S NYC60-2515
New York NY 10005
U.S.A.

Dear Mr. Martin

Hanny Holdings Limited
Announcement - Resignation of Director

We enclose ten copies of English version of the press announcement which appears on the South China Morning Post and the Standard today for your records. Thank you.

Yours sincerely

For and on behalf of
HANNY HOLDINGS LIMITED

Judy Cheng
Company Secretary

Encls.

香港九龍觀塘鴻圖道51號保華企業中心7樓
7/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

02 JUL 15

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

RESIGNATION OF DIRECTOR

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces that Mr. Ma Si Hang, Frederick ("Mr. Ma"), has resigned as an independent non-executive director of the Company with effect from 24th June 2002. The Board extends its appreciation to Mr. Ma for his past great contribution to the Company.

By Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28th June 2002

HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

12 July, 2002

Mr. Martin Paul
Bankers Trust Company
60 Wall Street
M/S NYC60-2515
New York, NY 10005
U.S.A.

Dear Martin,

Hanny Holdings Limited
Appointment of Director

We enclose the English and Chinese versions of the press announcement which appears on the Standard, the Hong Kong Economic Times, the Sing Pao Daily News today for your records. Thank you.

Yours sincerely,

For and on behalf of
HANNY HOLDINGS LIMITED

Judy Cheng
Company Secretary

Encls.

香港九龍觀塘鴻圖道51號保華企業中心7樓
7/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

The Standard Friday, July 12, 2002

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

APPOINTMENT OF DIRECTOR

The Board of Directors (the "Board") of Hanny Holdings Limited (the "Company") are pleased to announce that Ms. Ma Wai Man, Catherine has been appointed as an Independent Non-Executive Director of the Company with effect from 11th July 2002.

By Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 11 July 2002

成報 sing pao daily news 香港經濟日報 2002年7月12日 星期五

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
(錦興集團有限公司)

(於百慕達註冊成立之有限公司)

委任董事

錦興集團有限公司(「本公司」)之董事會(「董事會」)欣然宣佈本公司於二零零二年七月十一日委任馬慧敏小姐為本公司獨立非執行董事。

承董事會命
錦興集團有限公司
陳國強博士
主席

香港，二零零二年七月十一日

HANNY
VISIONS AHEAD
HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

02 AUG 15

19th July 2002

Mr. Paul Martin
Bankers Trust Company
60 Wall Street
M/S NYC60-2515
New York, NY 10005
U.S.A.

Dear Martin

HANNY HOLDINGS LIMITED
ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH 2002

We enclose the Results Announcement which appears on the Standard, the Hong Kong Economic Times and the Sing Pao Daily News today for your records. Thank you.

Yours sincerely
For and on behalf of
HANNY HOLDINGS LIMITED

Judy

Judy Cheng
Company Secretary

Encls.

香港九龍觀塘鴻圖道51號保華企業中心7樓
7/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

HANNY HOLDINGS LIMITED
（錦興集團有限公司）
(於百慕達註冊成立之有限公司)

截至二零零二年三月三十一日止年度業績公佈

業績摘要

錦興集團有限公司（「本公司」）董事會（「董事會」）謹宣佈本公司及其附屬公司（「本集團」）截至二零零二年三月三十一日止年度之經審核綜合業績，連同上年度之比較數字如下：

	附註	截至三月三十一日止年度 二零零二年 千港元	二零零一年 千港元 (重列)
營業額	2	4,373,909	3,595,783
銷售成本		(3,560,003)	(2,952,453)
毛利		813,906	643,330
其他收入	3	62,505	95,045
分銷成本		(443,261)	(408,409)
行政開支		(267,238)	(256,522)
其他經營開支	4	(184,938)	(388,210)
經營虧損	5	(19,026)	(314,766)
財務費用		(58,144)	(111,362)
應佔聯營公司業績		(3,499)	(30,072)
商譽減值虧損		–	(362,982)
出售附屬公司及聯營公司之收益淨額		5,625	245,053
除稅前虧損		(75,044)	(574,129)
稅項	6	2,686	22,871
未計少數股東權益前虧損		(77,730)	(597,000)
少數股東權益		24,725	(7,635)
本年度虧損		(102,455)	(589,365)
股息	7	9,647	20,605
每股虧損	8		
一基本		(1.60港仙)	(13.35港仙)

附註：

1. 採納會計實務準則／會計政策之變動

本年度，本集團首次採納香港會計師公會頒佈之多項新設及經修訂會計實務準則（「會計實務準則」）。採納此等準則導致本集團之會計政策作出多項變動。此外，新設及經修訂之會計實務準則已引入額外及經修改之披露規定，而本集團財務報表已採納該等規定。上年度之比較金額及披露已經重列，以符合一致之呈報方式。

採納此等新設及經修訂之會計實務準則導致本集團之會計政策出現以下變動，因此影響本期間或過往期間呈報之金額。

擬派發或結算日後宣告派發之股息

根據會計實務準則第9號（經修訂）「結算日後事項」，於結算日後擬派發或宣告之股息不會確認為結算日之債務，但會在財務報表附註中披露。此種會計政策之變動具追溯性應用，導致前期調整。本集團及本公司之保留溢利於二零零零年四月一日及於二零零一年四月一日分別增加9,886,000港元及9,647,000港元。

租約

會計實務準則第14號（經修訂）「租約」對融資及經營租約之會計基準以及本集團租約安排之特定披露引入若干修訂。此等變動對本會計期間或過往會計期間之業績並無任何影響，因此毋須作前期調整。本集團租賃安排之披露已作修正以符合會計實務準則第14號（經修訂）之規定。比較金額及披露亦已重列以符合一致之呈報方式。

分類呈報

本年度，本集團按會計實務準則第26號「分類呈報」更改可予呈報類別之分類基準。截至二零零一……[illegible]

3. 其他收入

	截至三月三十一日止年度 二零零二年 千港元	二零零一年 千港元
其他收入包括下列項目：		
利息收入	34,183	51,393
互聯網服務收入	8,175	10,062
專利收入	4,930	2,464
匯兌收益	–	11,257
顧問服務收入	–	5,188

4. 其他經營開支

	截至三月三十一日止年度 二零零二年 千港元	二零零一年 千港元
持有其他投資之未變現虧損	169,262	179,490
證券投資之減值虧損	15,676	208,720
	184,938	388,210

5. 經營虧損

	截至三月三十一日止年度 二零零二年 千港元	二零零一年 千港元
經營虧損已扣除（計入）：		
員工成本（包括董事酬金）：		
薪金及其他利益	143,021	127,358
退休福利計劃供款	1,179	1,250
	144,200	128,608
折舊及攤銷：		
無形資產攤銷	14,338	11,409
遞延開支攤銷	–	6,022
物業、機器及設備折舊及攤銷：		
一自置資產	17,008	14,174
一根據融資租約持有之資產	2,554	2,479
	33,900	34,084
核數師酬金	4,715	4,625
其他投資之已變現（收益）虧損淨額	(48,745)	6,111
出售物業、機器及設備虧損	1,075	893

6. 稅項

	截至三月三十一日止年度 二零零二年 千港元	二零零一年 千港元
稅項支出包括：		
本年度利得稅撥備		
一香港	631	150
一海外	1,855	22,912
	2,486	23,062
往年超額撥備		
一香港	–	(47)
一海外	–	(144)
	–	(191)
應佔聯營公司業績之稅項	200	–

本集團致力減少其債項及利息開支，方法為動用毋須用於其他用途之現金儲備作其他用途，從而減低借貸總額。除達致減省53,200,000港元之利息開支外，本集團於二零零二年三月三十一日之流動比率（流動資產／流動負債）得以改善為156%（二零零一年：132%）。

資產抵押

於二零零二年三月三十一日，本集團306,200,000港元（二零零一年：1,275,300,000港元）之若干資產抵押予銀行及金融機構以取得貸款融資及以收購物業、機器及設備。

槓桿比率

於二零零二年三月三十一日之槓桿比率（借款／股東資金）大幅減少至29.2%（二零零一年：64.8%），因為變現其他投資後償還債務。

匯兌及利率風險

本集團大部分之業務交易、資產及負債以港元及美元計值。本集團因此而蒙受之外幣波動風險並不大。借款息率主要參照倫敦銀行同業拆息率或香港銀行同業拆息率加進口貸款之息率計算，及最優惠利率加銀行及其他貸款之息率計算。於結算日，本集團並無訂立任何利率或外匯投機及對沖合約。然而，本集團一直密切注意匯率波動情況，並採取合適步驟以減輕其於應付帳項、應收帳項及購買存貨之外匯風險，尤其近期美元相對其他主要外匯貨幣較為疲弱。

或然負債

本集團於二零零二年三月三十一日就被投資公司之租賃及租購承擔之信貸款額而向一間銀行提供擔保，或然負債總額為9,400,000港元（二零零一年：15,700,000港元）。此外，於二零零二年三月三十一日，總市值為516,779,000港元（二零零一年：372,254,000港元）之若干孖展客戶之證券，已抵押予一間銀行作為一間附屬公司之一般銀行融資擔保。

僱員及薪酬政策

於二零零二年三月三十一日，本集團約僱用1,000名員工（二零零一年：1,100名）。薪酬政策乃按照個別僱員之表現及不同地區現行之薪金趨勢而判定，每年會進行檢討。本集團也提供培訓計劃、公積金、醫療保險及酌情花紅予僱員。表現優異之僱員會獲得購股權之獎勵。本年度內授出之購股權為640,000,000份。

業務及業務運作回顧

貿易業務

於本年度內，由於本集團之策略性重點業務持續蓬勃發展，在多項業務中均取得大幅度進展，而且多項Memorex®品牌之產品成功地在市場上保持領導地位。

Memorex®品牌於去年在歐洲成績彪炳，在營業額、客戶基礎、產品類別及盈利能力方面均持續增長。隨著本公司在奧地利、瑞士、比荷盧及東歐擴大地域市場，使本集團之歐洲業務總營業額達74,100,000美元，增加差不多相當於上年度營業額的一倍。

Memorex®品牌一向被譽為資訊科技媒體專家，於二零零一年第四季成功佔據歐洲媒體市場第二位，並且繼續擴展，本集團銳意於明年在歐洲一次收錄光碟市場攀升至第一位。當40 Maxx 可重寫光碟磁碟機、BBQ 200及DVD+RW磁碟機於二零零二年第一季推出後，硬件業務不僅可提高出售貨品數量，而且增加可接受之利潤。

去年，本集團在加拿大之業績也令人鼓舞。儘管光學媒體業競爭激烈，Memorex®品牌在加拿大之一次收錄光碟媒體市場份額仍能大幅提高，並獲得盈利。

此外，本集團去年之空白錄音帶、空白錄影帶和3.5磁碟之銷售額高踞加拿大市場第一位，一次收錄光碟之銷售額則佔市場第三位，可見Memorex®品牌產品深受歡迎且信譽超著。本集團預期Memorex®品牌明年在加拿大的市場銷售額增幅將超逾10%。

於本年度內，本集團在美國之業務是相當穩健。憑藉強大之客戶基礎，Memorex®品牌仍繼續處於美國光學媒體市場的領導地位，佔一次收錄光碟媒體市場份額超逾30%，並佔DVD媒體市場份額接近50%。

二零零一年本集團於美國之一次收錄光碟單位銷售額較上年度增加一倍，售出超過400,000,000張一次收錄光碟。由於當地對於Memorex®品牌系列產品的需求依然強勁，因此Memorex®品牌產品現能在美國十大零售店均有代售。

本集團去年推行周全之企業資源計劃系統（SAP/R3），加強Memorex®品牌的業務運作能力，以支持未來的增長。此項基礎設施將本集團之價值鏈業務程序整合和自動化，從而讓本集團符合零售商之增長需求，並同時持續拓展新產品類別。

除了Memorex®品牌現有廣泛之產品種類外，本集團繼續發揮市場創新精神，不斷為客戶開發更多嶄新和廣受歡迎之產品類別。本集團將於二零零三年第二季及第三季推出電池和可充電電池全系列產品和首項Memorex®品牌消費電子產品。這些產品將滲透歐洲、加拿大和美國市場。隨著DVD磁碟機愈來愈受歡迎，Memorex®將致力取得該類產品龐大之市場份額。產品種類之增加，將可為本集團產生額外之收入，並可加強市場上的產品兼容性。

商譽

本年度，本集團採納會計實務準則第30號「業務合併」，並已議決不再重列以往於儲備中撇銷之商譽。然而，就商譽而言，於收購有關附屬公司或聯營公司日期至採納會計實務準則第30號日期之間產生之減值虧損已追溯確認。此種前期調整之影響為於二零零零年四月一日之本集團資本儲備增加及保留溢利減少[illegible]000港元及截至二零零一年三月三十一日止年度之虧損增加362,982,000港元。於二零零一年四月一日前於收購時產生之商譽繼續保留於儲備內，將於出售有關附屬公司或聯營公司時，或於商譽確定為減值之時，於收益表中扣除。

於二零零一年四月一日後產生自收購之商譽按其估計可用年期資本化及攤銷。於二零零一年四月一日後產生自收購之負商譽以資產扣減呈列，並按結餘產生之情況之分析列為收入。

2. 營業額及分類資料

本集團目前正經營三種分類業務，即電腦相關產品貿易、消費電子產品貿易及證券買賣。有關該等業務之分類資料呈列如下：

二零零二年

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	綜合 千港元
營業額				
外部銷售	2,575,258	1,136,135	662,516	4,373,909
分類業績	94,702	21,473	(120,517)	(4,342)
利息收入				34,183
證券投資減值虧損				(15,676)
未分配公司開支				(33,191)
經營虧損				(19,026)
財務費用				(58,144)
應佔聯營公司業績				(3,499)
出售附屬公司及聯營公司之收益淨額				5,625
除稅前虧損				(75,044)
稅項				2,686
未計少數股東權益前虧損				(77,730)

二零零一年

	電腦相關產品貿易 千港元	消費電子產品貿易 千港元	證券買賣 千港元	綜合 千港元
營業額				
外部銷售	2,228,510	1,141,551	225,722	3,595,783
分類業績	71,863	21,549	(185,601)	(92,189)
利息收入				51,393
證券投資減值虧損				(208,720)
未分配公司開支				(65,250)
經營虧損				(314,766)
財務費用				(111,362)
應佔聯營公司業績				(30,072)
商譽減值虧損				(362,982)
出售附屬公司及聯營公司之收益淨額				245,053
除稅前虧損				(574,129)
稅項				22,871
未計少數股東權益前虧損				(597,000)

有關市場地域之分類資料呈列如下：

	市場地域銷售收入 二零零二年 千港元	市場地域銷售收入 二零零一年 千港元	經營業務虧損 二零零二年 千港元	經營業務虧損 二零零一年 千港元
香港	85,002	114,996	(115,461)	(27,597)
北美	3,637,034	2,945,761	179,414	52,304
歐洲	594,525	342,185	(33,387)	(48,988)
台灣	19,359	167,090	(24,846)	(19,695)
其他	37,989	25,751	(10,062)	(48,213)
	4,373,909	3,595,783	(4,342)	(92,189)
利息收入			34,183	51,393
證券投資減值虧損			(15,676)	(208,720)
未分配公司開支			(33,191)	(65,250)
經營虧損			(19,026)	(314,766)

本年度稅項支出	2,686	22,871

香港利得稅以年內估計應課稅溢利按稅率16%計算。

於其他司法管轄區產生之稅項按有關司法管轄區之現行稅率計算。

因本集團若干公司於本年度出現稅務虧損或本年度之估計應課稅溢利悉數被承前之稅務虧損所抵銷，故本年度並無為香港利得稅或海外稅項撥出準備。

7. 股息

	截至三月三十一日止年度 二零零二年 千港元	截至三月三十一日止年度 二零零一年 千港元
二零零一年末期股息每股0.15港仙，可以股代息 (二零零一年：二零零零年末期股息每股0.17港仙)	9,647	9,886
中期股息每股0.17港仙	–	10,719
	9,647	20,605

8. 每股虧損

每股基本虧損是按照本年度虧損102,455,000港元（二零零一年：589,365,000港元）及本年度內已發行股份之加權平均數6,421,030,561股（二零零一年：4,414,731,882）計算。

由於兌換本公司之尚未償還可換股票據及行使認股權證與購股權將導致截至二零零二年及二零零一年三月三十一日止年度之每股虧損減少，因此並無呈報截至該兩個年度之每股攤薄虧損。

因上文附註1所述之會計政策變動而對每股基本虧損之比較數額作出之調整如下：

	港仙
與二零零一年每股虧損對賬	
調整前呈報數字	5.73
採納會計實務準則第30號產生之調整	7.62
重列	13.35

轉撥自／往儲備

截至二零零一年三月三十一日止年度，本公司自實繳盈餘賬轉撥497,000,000港元往虧損賬。

末期股息

董事會並不建議就截至二零零二年三月三十一日止年度派發任何末期股息（二零零一年：每股0.15港仙）。

主席報告

本集團於二零零一／二零零二年期間錄得滿意之增長。本人謹此向股東呈報本公司之二零零一／二零零二年度年報。

業績及財務回顧

業績

截至二零零二年三月三十一日止年度，本集團之經審核綜合未計少數股東權益前虧損約77,700,000港元（二零零一年：597,000,000港元），主要包括經營業務未扣除經營開支之淨溢利165,900,000港元（二零零一年：73,500,000港元）、出售若干附屬公司及聯營公司權益之淨收益5,600,000港元（二零零一年：245,100,000港元）、所持其他投資未變現虧損及證券投資與商譽減值虧損184,900,000港元（二零零一年：751,200,000港元）、財務費用58,100,000港元（二零零一年：111,400,000港元）、應佔聯營公司虧損淨額3,500,000港元（二零零一年：30,100,000港元）及稅項2,700,000港元（二零零一年：22,900,000港元）計算。

買賣電腦及消費相關產品以及證券之營業額分別增長約10.1%及193.5%。該等增長提升產品貿易之毛利約17.8%，並使證券買賣業務轉虧為盈，引致整體之毛利增長約26.5%。由更加嚴格之成本控制及轉向銷售高利潤產品所帶來之可觀增長，乃近年疲弱經濟中之重大成就。

就證券買賣之未變現淨收益而言，主要原因為於二零零一年十月一次性出售Oxford Properties Group Inc（「Oxford」）之4,556,976股普通股。儘管如此，本集團於持續惡劣之投資環境中，為持有其他投資之未變現虧損及投資證券減值虧損作出大額撥備，侵蝕了產品貿易之盈利。然而，二零零二年年初經濟復甦有起色，本集團於短期內從證券買賣中實現盈利潛質極大。

流動資金

本集團於二零零二年三月三十一日之現金淨結存為233,100,000港元（二零零一年：546,200,000港元），佔本集團有形資產淨值之11.1%（二零零一年：27.3%）。現金下跌是由於存貨水平增加，為來年之業務需求上升及規模經營擴展作好準備。

於二零零二年三月三十一日，本集團之借款總額為656,800,000港元（二零零一年：1,405,000,000港元），其中11,000,000港元（二零零一年：121,900,000港元）不須於一年內償還。有關借款包括銀行借款278,200,000港元（二零零一年：334,500,000港元）、其他貸款297,000,000港元（二零零一年：625,800,000港元）、透支76,100,000港元（二零零一年：49,800,000港元）、融資租約3,100,000港元（二零零一年：6,300,000港元），及欠一名少數股東之款項2,400,000港元（二零零一年：2,700,000港元）。借款大幅下降主要因為於本年度內償還385,900,000港元可換股票據及其他貸款以使盈盈減少財務費用。

收購及出售

提呈Oxford Properties Group Inc.之股份

於二零零一年八月二十日，本公司連同其間接全資附屬公司Gold Colt Enterprises Limited及Kurrana Limited（統稱「賣方」）與BPC Properties Ltd.（「收購人」）及其他各方訂立協議（「該協議」），據此收購人同意於若干附帶條件獲得履行之情況下，按每股23.75加元之收購價，向Oxford Properties Group Inc.（「Oxford」）全體股東提出收購該等所持股本之全部股份（「收購建議」）。根據該協議之條款，賣方同意就收購人之收購建議，提呈Oxford股本中之4,556,976股普通股。

收購人及由BPC Real Estate Holdings Trust及加拿大最大退休金計劃之一Ontario Municipal Employees Retirement System（「OMERS」）擁有。於二零零一年十月十七日，Oxford及OMERS宣佈，收購人已根據收購建議購入所提呈之全部Oxford股份。以總數計算，先前尚未由OMERS及收購人擁有之Oxford約98.6%已發行股份已獲購入。根據收購建議所規定，由於收購建議獲得逾90% Oxford股份持有人接納，因此收購人已行使其法定權利購入餘下之Oxford股份。據此，本集團已收到約108,200,000加元（相等約537,900,000港元）。

有關收購建議之其他資料已於二零零一年八月二十三日刊發之本公司公佈及於二零零一年九月十三日刊發之本公司通函內披露。

收購普威聯營有限公司之權益

根據一份於二零零二年三月十九日訂立的買賣協議，本集團透過其全資附屬公司收購普威聯營有限公司（「普威」）約27.45%權益，總代價為52,884,679坡元。

普威在新加坡證券交易所上市。普威之主要業務為供應食品及家庭用品。普威之附屬公司主要從事投資控股，向超級市場、酒店、機構及雜貨店供應代理產品；推銷及經銷化學產品；及供應食品和家庭用品等等。

普威亦管理特許經營連鎖店。普威擁有多個品牌，本集團認為此對進一步拓展業務具相當潛在價值。本公司相信其於品牌管理之業務紀錄，有助普威進行品牌管理業務（分際照特許經營）。此外，本集團相信，兩個集團之間維持密切之業務關係，對於在不同國家拓展分銷網絡及增加產品種類具協同作用。普威具穩定收入及派息之良好紀錄，本公司亦視持有普威股權為一投資機會。

展望

儘管全球經濟情況逆轉，本集團之核心業務於二零零一年／二零零二年財政年度卻標誌著動力及成就。本集團見證著Memorex®產品在市場份額及收益兩方面均有持續增長。吾等預期本集團將秉承其主要業務策略，擴大產品市場及產品創新驅動其主要業務策略。

本公司於二零零二年第一季收購普威，使本集團之業務更趨多元化。預期此項投資有助提高本集團之收益。

本年內，本公司已出售Oxford股本中4,556,976股普通股，並已收取約108,200,000加元（相等約537,900,000港元）作為出售股份之代價。除償還借款外，本集團擬動用餘下出售所得款項作為日後策略性收購之再融資款項。

美國二零零一年九月受恐怖主義者襲擊令經濟出現動盪，且令全球金融市場下滑。眾多投資者因市場不景氣而受到影響，本集團去年股份投資亦無可避免地出現虧損。於未來數年，本公司預期其核心業務會有進一步增長。本集團亦會繼續物色具潛力之投資及拓展機會，以鞏固本集團業務及使之更多元化，從而為股東爭取最大回報。

購回、出售或贖回本公司之上市證券

本年度，本公司在香港聯合交易所有限公司（「聯交所」）合共購回20,502,000股股份，有關詳情如下：－

購回月份	購回股份數目	每股價格 最高價 港元	每股價格 最低價 港元	已支付代價總額（包括開支） 千港元
二零零一年九月	20,502,000	0.075	0.064	1,433

上述股份於購回時已予以註銷，而本公司之已發行股本亦已相應減去該等股份之面值。於購回股份時須予支付之溢價已於股份溢價賬中扣除。

除上文所披露者外，本公司或其任何附屬公司於本年度概無購回、贖回或出售本公司任何上市證券。

公司管治

本公司於截至二零零二年三月三十一日止年度一直遵守聯交所證券上市規則（「上市規則」）附錄十四所載最佳應用守則各段之規定，而本公司須予呈報已遵守有關規定。

審核委員會

審核委員會已聯同管理層審閱本集團所採納之會計政策及慣例，並就審核、內部監控及財務報表事宜進行磋商，其中包括審閱本公司截至二零零二年三月三十一日止年度經審核財務報表。

詳盡業績之公佈

根據上市規則第45(1)條至第45(3)條附錄16所要求之詳盡業績將隨後於適當期間在聯交所之網頁公佈。

致謝

本人謹此向各董事會成員、管理人員及僱員於過去一年努力不懈及對本集團作出之貢獻，深表謝意。

董事會代表
主席
陳國強博士

香港，二零零二年七月十八日

1. 省覽及考慮截至二零零二年三月三十一日止年度之經審核財務報表、董事會報告及核數師報告。
2. 重選董事並授權董事會釐定彼等來年之酬金。
3. 重聘核數師及授權董事會釐定其酬金。
4. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在本決議案(b)段之規限下，一般及無條件批准本公司董事依據及按照所有適用法例及香港聯合交易所有限公司（「聯交所」）證券上市規則之規定或任何其他本公司證券可能上市而就此獲證券及期貨事務監察委員會及聯交所認可之任何其他交易所（「認可交易所」）不時修訂之規定，於有關期間（定義見下文）內行使本公司一切權力，在聯交所或認可交易所購回本公司已發行股本中每股面值0.025港元之股份（「股份」）；

(b) 本公司根據本決議案(a)段之批准獲授權購回之本公司證券面值總額將為：

(i) 如屬股份，不超過於本決議案獲通過日期之已發行股份10%；及

(ii) 如屬認股權證，不超過於本決議案獲通過日期之尚未行使認股權證10%；

而根據本決議案(a)段授出之授權亦以此為限；及

(c) 就本決議案而言，「有關期間」指由本決議案通過之日至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 百慕達法例或本公司之公司細則規定本公司下屆股東週年大會須予舉行之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案之授權時。」

5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「**動議**：

(a) 在本決議案(c)段之規限下，依據及按照所有適用法例，一般及無條件批准本公司董事於有關期間（定義見下文）內行使本公司一切權力以配發、發行及處理本公司股本中每股面值0.025港元之額外股份，以及作出或批出行使該等權力所必要或可能需要之建議、協議或購股權（包括認股權證、債券及可轉換為本公司股份之債券）；

(b) 本決議案(a)段之批准將授權本公司董事於有關期間內作出或批出於有關期間結束後行使該等權力所必要或可能需要之建議、協議或購股權（包括認股權證、債券及可轉換為本公司股份之債券）；

(c) 本公司董事根據本決議案(a)段之批准，而非根據(i)供股（定義見下文）；(ii)為向本公司及／或其任何附屬公司之行政人員及／或僱員授出或發行股份或認購本公司股份權利而於當時採納之任何購股權計劃或類似安排所發行之本公司任何股份；(iii)發行股份作為以股代息或根據本公司當時之公司細則，配發本公司股份以代替全部或部份股息之任何類似安排；或(iv)在根據本公司任何認股權證或任何可兌換為本公司股份之證券之條款行使認購或換股權時，發行本公司任何股份，所配發或同意有條件或無條件配發（不論根據購股權與否）之股本面值總額不得超過本決議案通過當日之本公司已發行股本面值總額20%，而上文之批准亦以此為限；及

(d) 就本決議案而言，

「有關期間」指由本決議案通過之日至下列三者中之較早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 百慕達法例或本公司之公司細則規定本公司下屆股東週年大會須予舉行之期限屆滿時；或

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案之授權時。」

「供股」乃指於本公司董事指定之期間內向於某一指定記錄日期登記在本公司股東名冊上之股東按彼等當時持有之該等股份之比例而提出之供股建議（惟本公司董事有權就零碎股權或任何適用於本公司之地區之法律或任何獲認可之監管機構或任何證券交易所規定下之限制或責任，作出其認為必要或權宜之豁免或其他安排）。」

6. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

「動議待日期為二零零二年七月十八日之召開本公司股東週年大會通告（「通告」）所載之第4及5項普通決議案獲正式通過後，擴大根據通告第5項普通決議案授予本公司董事之一般授權，加入相等於本公司根據通告第4項普通決議案授出之授權購回之本公司股本面值總額之數額，惟該數額須不得超過於本決議案獲通過當日本公司已發行股本面值總額之10%。」

7. 作為特別事項，考慮並酌情通過下列決議案為本公司特別決議案：

(i) 「動議本公司之公司細則作如下修訂：

(A) 在細則第2條加入下文：

(k) 提及之簽立文件包括經親筆簽署或經蓋章或電子簽署或任何其他方式簽立文件，而提及之通告或文件，包括以任何數字、電子、電力、磁性或其他可取回形式或媒體記錄或儲存之通告或文件，以及以可見形式（不論是否具有形實體）記錄或儲存之資料。

(B) 刪除現有之公司細則第2(e)條並以下文取代：

(e) 除出現相反用意外，書面詮釋為包括印刷、平版印刷、照相術及其他以可見形式代表詞語或數字之方式以及包括以電子形式顯示之圖象，惟有關文件或通告之送達方式及成員之選舉兩者皆須遵照一切適用法規、規則及規例。

(C) 刪除現有公司細則第153條，並因此以下列新公司細則第153A條、第153B條及第153C條取代：

153A. 受法令第88條及公司細則第153B條所限，董事會報告印刷本連同截至適用財政年度止及載有簡明易讀標題之本公司資產及負債概要以及收入及開支報表的資產負債表及損益表（包括法例規定必須附隨報告之所有文件），以及核數師報告副本，須在股東大會舉行日期前最少21日寄予本公司各股東及債券持有人及每位其他合資格人士，並按法令規定於股東大會上提交本公司省覽，惟本公司細則並不規定須寄發該等文件予任何本公司不知悉其地址之人士或予多於一位任何股份或債券之聯名持有人。

153B. 在一切適用法規、規則及規例允許及充份遵照一切法規、規則及規例，包括（但不限於）指定證券交易所之規則，以及獲取一切需要之同意（如有）後，以法則未有禁止之方式向任何人士寄發自本公司年度賬目產生之財務報表概要及以適用法例及規例指定形式載有所需資料之董事報告概要外，另寄上完整之本公司年度財務報告及董事報告之印刷本。

153C. 倘本公司按照所有適用法規、規則及規例，包括（但不限於）指定證券交易所之規則，在本公司電腦網絡上或以任何其他許可形式（包括發出任何電子通訊之形式）發布公司細則第153A條所述文件及（如適用）符合公司細則第153B條規定之財務報告概要，且收取之人士已同意或當作已同意把以該方式公布或收取該等文件視作本公司已履行向彼發行該等文件之義務，則公司細則第153A條列明向某位人士寄發該條所述文件或公司細則第153B條訂明寄發財務報告概要之規定已經達成。

(ii) 「動議刪除本公司現有公司細則第160、161及162條，並分別以下列條文取代：

160. 本公司應以書面或電報或電傳或傳真或其他電子傳送或通信方式向股東發出不論是否根據本公司之公司細則向股東發於或刊發之通告或文件（包括任何「公司通信」，定義見指定證券交易所規則），而本公司可派人或以預付郵資郵件之方式按有關股東在股東名冊上登記之地址或其就上述目的提供予本公司之任何其他地址送達或交付上述通告及文件予任何股東或（視乎情況）本公司將有關通告或文件傳送至任何上述地址或傳送至任何電傳或傳真號碼或電郵號碼或傳送至有關股東發送通告向本公司提供之接收通告地址或網址，或傳送通告之人士於相關時間合理及真誠相信有關股東會正式接獲該通告之電傳或傳真號碼或電郵號碼或地址或網址，亦可按指定證券交易所之規定，於指定報章（定義見法令）或在區內每日出版或一般性發行之報章刊登廣告，或在適用法例批准之情況下，將上述通告或文件上載於本公司之網頁，並向股東發出通告，說明股東可於本公司之網頁查閱有關通告或文件（「網上查閱通告」）。網上查閱通告可透過上文所述任何方式給予股東。就聯名股東而言，所有通告應給予股東名冊上排名首位之聯名股東，而以上述方式發放之通告將被視為正式送達或交付予所有聯名股東。

161. 任何通告或其他文件：

(a) 倘以郵遞方式送達或送呈，則（倘適用）應用空郵寄出，且信封已適當預付郵資及已填妥地址併投入郵箱，則應於該日後翌日視為已送達或交付。證明關通告或文件已送達或交付予有關股東，只須證明載有上述通告或文件之信封或包裝物已填妥地址，並已投入郵箱即為充份之證明，而本公司之秘書或其他高級職員或董事會委任之其他人士書面簽署以證明載有上述通告或其他文件之信封或包裝物已填妥地址，並投入郵箱之證明書應為最終之憑證；

(b) 倘以電子通信方式發送，於本公司或其代理人之伺服器傳送上述通告或文件之日應被視為已收妥。上載於本公司網頁之通告應於網上查閱通告被視為送達股東之日後翌日視作已發放予股東；

(c) 倘以此等公司細則所述之任何其他方式送達或交付，則有關股東獲專人送達或交付通告或文件或（視乎情況）在派送、傳送或刊登上述者之時應被視作已收妥或接獲。就證明有關文件或通告送達或交付而言，本公司之秘書或其他高級職員或董事會委任之其他人士書面簽署以證明該等通告或文件已送達、交付、寄發、傳送或刊登之事實及時間之證明書應被視為最終之憑證；及

(d) 可在遵守所有適用之法規、規則及規例下以英文或中文發放予股東。

162. (1) 根據此等公司細則，就以任何股東之名義登記為獨立或聯名持有人之任何股份而交付或郵寄至該股東之登記地址或留置於該股東之登記地址之任何通告或其他文件應被視為已正式送達或交付，即使該股東當時已身故或破產或發生任何其他事件，且不論本公司是否知悉有關身故或破產或其他事件，惟倘於送達或交付上述通告或文件時，該股東之名字在股東名冊上被刪除，不再為股份之持有人則除外。上述送達或交付通告或文件之方式就所有目的而言須被視為將上述通告或文件正式送達或交付予所有擁有有關股份權益（不論是否與該股東聯名或透過該股東或以其名義聲稱擁有有關權益）之人士。

(2) 本公司可以預付郵資郵件、信封或包裝物之方式將通告郵寄予因股東身故、神經失常或破產而有權獲得其股份之人士；收件人為該人士或死者之遺產代理人或破產受託人或任何類似身份之人士，而郵寄地址為聲稱有權獲得股份之人士就任何目的而提供之地址（如有），或（在就此提供上述地址之前）倘該股東並無身故、神經失常或破產則可用以發放通告予該股東之任何方式發放該通告。

(3) 凡根據法律程序、轉讓或任何其他方式有權即將獲得任何股份之人士應受就有關股份發出之每份通告所約束。在該人士之名稱及地址登記於股東名冊之前，上述通告應已正式給予該人士向其取得有關股份之所有權之人士。

承董事會命
公司秘書
鄭慧珠

香港，二零零二年七月十八日

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心7樓

附註：

1. 凡有權出席大會及在會上投票之股東，均有權委任一位或以上代表代其出席及投票。受委代表毋須為本公司股東。股東可就其所持部份之本公司股份委任代表。股東填妥及交回代表委任表格後，屆時仍可親身出席大會及在會上投票。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經已核實簽署證明之該等授權書或授權文件副本，最遲須於大會（或任何續會）指定舉行時間48小時前交回本公司之股份過戶登記分處秘書商業服務有限公司，地址為香港中環干諾道中111號永安中心5樓，方為有效。

(P.1)

02 AUG 15

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED MARCH 31, 2002

SUMMARY OF RESULTS

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2002 together with comparative figures for the previous year are as follows:

Consolidated Income Statement

	Notes	Year ended March 31, 2002 HK$'000	2001 HK$'000 (As restated)
TURNOVER	2	4,373,909	3,595,783
COST OF SALES		(3,560,003)	(2,952,453)
GROSS PROFIT		813,906	643,330
OTHER INCOME	3	62,505	95,045
DISTRIBUTION COSTS		(443,261)	(408,409)
ADMINISTRATIVE EXPENSES		(267,238)	(256,522)
OTHER OPERATING EXPENSES	4	(184,938)	(388,210)
LOSS FROM OPERATIONS	5	(19,026)	(314,766)
FINANCE COSTS		(58,144)	(111,362)
SHARE OF RESULTS OF ASSOCIATES		(3,499)	(30,072)
IMPAIRMENT LOSS ON GOODWILL		-	(362,982)
NET GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES		5,625	245,053
LOSS BEFORE TAXATION		(75,044)	(574,129)
TAXATION	6	2,686	22,871
LOSS BEFORE MINORITY INTERESTS		(77,730)	(597,000)
MINORITY INTERESTS		24,725	(7,635)
LOSS FOR THE YEAR		(102,455)	(589,365)
DIVIDENDS	7	9,647	20,605
LOSS PER SHARE	8		
- Basic		HK(1.60 cents)	HK(13.35 cents)

Notes:

1. **Adoption of Statements of Standard Accounting Practice/changes in accounting policies**

In the current year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAP(s)") issued by the Hong Kong Society of Accountants. Adoption of these standards has led to a number of changes in the Group's accounting policies. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in the Group's financial statements. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported for the current or prior periods.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date, but are disclosed in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which has increased the retained profits of the Group and the Company as at April 1, 2000 and as at April 1, 2001 by HK$9,886,000 and HK$9,647,000 respectively.

Leases

SSAP 14 (Revised) "Leases" has introduced some amendments to the basis of accounting for finance and operating leases, and to the disclosures specified for the Group's leasing arrangements. These changes have not had any effects on the results for the current or prior accounting periods and, accordingly, no prior period adjustment has been required. Disclosures for the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (Revised). Comparative amounts and disclosures have been restated in order to achieve a consistent presentation.

Segment reporting

In the current year, the Group has changed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the year ended March 31, 2001 have been amended in order to achieve a consistent presentation.

Goodwill

In the current year, the Group has adopted SSAP 30 "Business combinations" and has elected not to restate goodwill previously eliminated against reserves. However, impairment losses in respect of goodwill that arose between the date of acquisition of the relevant subsidiary or associate and the date of adoption of SSAP 30 have been recognized retrospectively. The effect of this prior period adjustment is to increase the capital reserve and decrease the retained profits of the Group as at April 1, 2000 by HK$173,413,000 and to increase the loss for the year ended March 31, 2001 by HK$362,982,000. Goodwill arising on the acquisitions prior to April 1, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined as impaired.

Goodwill arising on acquisitions after April 1, 2001 is capitalized and amortized over its estimated useful life. Negative goodwill arising on acquisitions after April 1, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

2. **Turnover and segment information**

The Group is currently operating into three business segments, namely trading of computer related products, consumer electronic products and securities. Segment information about these businesses is presented below:

2002

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
Turnover				
External sales	2,575,258	1,136,135	662,516	4,373,909
Segment result	94,702	21,473	(120,517)	(4,342)
Interest income				34,183
Impairment loss on investment securities				(15,676)
Unallocated corporate expenses				(33,191)
Loss from operations				(19,026)
Finance costs				(58,144)
Share of results of associates				(3,499)
Net gain on disposal of subsidiaries and associates				5,625
Loss before taxation				(75,044)
Taxation				2,686
Loss before minority interests				(77,730)

2001

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
Turnover				
External sales	2,228,510	1,141,551	225,722	3,595,783
Segment result	71,863	21,549	(185,601)	(92,189)
Interest income				51,393
Impairment loss on investment securities				(208,720)
Unallocated corporate expenses				(65,250)
Loss from operations				(314,766)
Finance costs				(111,362)
Share of results of associates				(30,072)
Impairment loss on goodwill				(362,982)
Net gain on disposal of subsidiaries and associates				245,053
Loss before taxation				(574,129)
Taxation				22,871
Loss before minority interests				(597,000)

Segment information about the geographical markets is presented below:

	Sales revenue by geographical market 2002 HK$'000	2001 HK$'000	Contribution to loss from operations 2002 HK$'000	2001 HK$'000
Hong Kong	85,002	114,996	(115,461)	(27,597)
North America	3,637,034	2,945,761	179,414	52,304
Europe	594,525	342,185	(33,387)	(48,988)
Taiwan	19,359	167,090	(24,846)	(19,695)
Others	37,989	25,751	(10,062)	(48,213)
	4,373,909	3,595,783	(4,342)	(92,189)
Interest income			34,183	51,393
Impairment loss on investment securities			(15,676)	(208,720)
Unallocated corporate expenses			(33,191)	(65,250)
Loss from operations			(19,026)	(314,766)

3. **Other income**

	Year ended March 31, 2002 HK$'000	2001 HK$'000
Other income included the following items:		
Interest income	34,183	51,393
Internet service income	8,175	10,062
Royalty income	4,930	2,464
Exchange gain	–	11,257
Consultancy service income	–	5,188

4. **Other operating expenses**

	Year ended March 31, 2002 HK$'000	2001 HK$'000
Net unrealized holding loss on other investments	169,262	179,490
Impairment loss on investment securities	15,676	208,720
	184,938	388,210

5. **Loss from operations**

	Year ended March 31, 2002 HK$'000	2001 HK$'000
Loss from operations has been arrived at after charging (crediting):		
Staff costs (including directors' emoluments):		
Salaries and other benefits	143,021	127,358
Retirement benefits scheme contributions	1,179	1,250
	144,200	128,608
Depreciation and amortization:		
Amortization of intangible assets	14,338	11,409
Amortization of deferred expenditure	-	6,022
Depreciation and amortization on property, plant and equipment:		
- Owned assets	17,008	14,174
- Assets held under finance leases	2,554	2,479
	33,900	34,084
Auditors' remuneration	4,715	4,625
Net realized (gain) loss on other investments	(48,745)	6,111
Loss on disposal of property, plant and equipment	1,075	893

6. **Taxation**

	Year ended March 31, 2002 HK$'000	2001 HK$'000
The charge comprises:		
Profits tax provided for the year		
- Hong Kong	631	150
- Overseas	1,855	22,912
	2,486	23,062
Over provision in prior years		
- Hong Kong	-	(47)
- Overseas	-	(144)
	-	(191)
Share of tax on results of an associate	200	-
Taxation charge for the year	2,686	22,871

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

No provision for Hong Kong Profits Tax or overseas taxation has been made for the year in respect of certain companies of the Group because these companies either incurred tax losses for the year or had their estimated assessable profits for the year wholly absorbed by tax losses brought forward.

(P.2)

7. Dividends

	Year ended March 31, 2002 HK$'000	2001 HK$'000
2001 final dividend of HK0.15 cent with a scrip dividend (2001: 2000 final dividend HK0.17 cent) per share	9,647	9,886
Interim dividend of HK0.17 cent per share	–	10,719
	9,647	20,605

8. Loss per share

The calculation of the basic loss per share is based on the loss for the year of HK$102,455,000 (2001: HK$589,365,000) and on the weighted average number of shares in issue during the year of 6,421,030,561 (2001: 4,414,731,882) shares.

No diluted loss per share has been calculated for the years ended March 31, 2002 and 2001 as the conversion of the Company's outstanding convertible note and the exercise of warrants and share options would result in a decrease in loss per share for both years.

The adjustment to the comparative basic loss per share, arising from the changes in accounting policies shown in Note 1 above, is as follows:

	HK cents
Reconciliation of 2001 loss per share	
Reported figure before adjustment	5.73
Adjustment arising from the adoption of SSAP 30	7.62
Restated	13.35

TRANSFER FROM/TO RESERVE

For the year ended March 31, 2001, the Company transferred from the contributed surplus account of HK$497.0 million to the deficit account.

FINAL DIVIDEND

The Board does not recommend the payment of any final dividend for the year ended March 31, 2002 (2001: HK0.15 cent per share).

CHAIRMAN'S STATEMENT

The Group recorded a year of satisfactory growth during 2001/2002. I present to our shareholders the 2001/2002 annual report of the Company.

Results and financial review

Results

In the year ended March 31, 2002, the Group's audited consolidated loss before minority interests was approximately HK$77.7 million (2001: HK$597.0 million), which was mainly composed of net profit from operations before other operating expenses of HK$165.9 million (2001: HK$73.5 million), net gain on disposal of certain interests in subsidiaries and associates of HK$5.6 million (2001: HK$245.1 million), unrealized holding loss on other investments and impairment loss on investment securities and goodwill of HK$184.9 million (2001: HK$751.2 million), finance costs of HK$58.1 million (2001: HK$111.4 million), share of net losses of associates of HK$3.5 million (2001: HK$30.1 million) and taxation of HK$2.7 million (2001: HK$22.9 million).

Turnover from trading computer and consumer related products as well as securities increased by approximately 10.1% and 193.5% respectively. Such growth raised gross profit of products trading by around 17.8% and turned the loss of securities trading into gain, contributing to the increase of overall gross profit by around 26.5%. The considerable increase, which was brought about by tighter cost control and shift of more profitable products sales, was a significant achievement amid sluggish economy in recent years.

In respect of the net realized gain on securities trading, it was primarily due to a single disposal of 4,556,976 common shares in the capital of Oxford Properties Group Inc. ("Oxford") in October 2001. Despite this, the Group has made great provisions for the unrealized holding loss on other investments and impairment loss on investment securities under the persistent poor investment environment, eroding the profit from products trading. Yet, with the emerging sign of economy recovery from the early 2002, the Group has great potential of realizing profit from sales of securities in future.

Liquidity

Net cash balances at March 31, 2002 stood at HK$233.1 million (2001: HK$546.2 million), accounted for 11.1% (2001: 27.3%) of the net tangible asset value of the Group. The decline in cash was corresponded to the increase in inventory level, thence preparing both the upbeat of business demand and expansion of scale of operations in the coming year.

As at March 31, 2002, total borrowings of the Group amounted to HK$656.8 million (2001: HK$1,405.0 million), of which HK$11.0 million (2001: HK$121.9 million) were not repayable within one year. The borrowings included bank borrowings of HK$278.2 million (2001: HK$334.5 million), other loans of HK$297.0 million (2001: HK$625.8 million), overdrafts of HK$76.1 million (2001: HK$49.8 million), obligations under finance leases of HK$3.1 million (2001: HK$6.3 million) and amount due to a minority shareholder of HK$2.4 million (2001: HK$2.7 million). The significant drop in borrowings was mainly due to the repayment of convertible note of HK$385.9 million and other loans during the year in order to minimize the finance costs.

The reduction in total borrowings by utilizing cash reserves not needed for other uses was a conscious effort by the Group to reduce both its indebtedness and its interest expenses. Other than achieved a saving in interest expenses of HK$53.2 million, the current ratio (current assets/current liabilities) of the Group at March 31, 2002 was improved to 136% (2001: 132%).

Pledge of assets

As at March 31, 2002, certain assets of the Group amounted to HK$306.2 million (2001: HK$1,275.3 million) were pledged to banks and financial institutions for loans' facilities.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at March 31, 2002 was significantly reduced to 29.2% (2001: 64.8%), due to the repayment of debts after realization of other investments.

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of the *borrowings are mainly referenced to LIBOR or HIBOR plus for import loans and Prime plus for bank and other* loans. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the Group has been monitoring closely on exchange rate fluctuations, and is taking appropriate steps to cover especially its foreign currency exposures in accounts payable, accounts receivable and purchases of inventories, amidst the recent weakening of United States Dollars against other major foreign currencies.

Contingent liabilities

The Group's total contingent liabilities at March 31, 2002 was HK$9.4 million (2001: HK$15.7 million) in relation to guarantees given to a bank for facilities to an investee company. In addition, at March 31, 2002, certain of the margin clients' securities with an aggregate market value of HK$516,779,000 (2001: HK$372,254,000) were pledged to a bank to secure general banking facilities for a subsidiary.

Employees and remuneration policies

As at March 31, 2002, there were approximately 1,000 staff (2001: 1,100) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in various regions. They are subject to be reviewed every year. The Group also provided employees training programs, provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis and 640,000,000 share options were granted during the year.

BUSINESS AND OPERATIONS REVIEW

TRADING OPERATIONS

During the year, substantial progress was made across multiple fronts as the Group's strategic priorities on its primary business continued to gain momentum. Many Memorex® branded products have successfully maintained their leading market positioning.

In Europe, Memorex® has made remarkable achievements last year. Memorex® is on its path of continuous growth in turnover, customer base, product segments and profitability. With the broadening of geographic markets in Austria, Switzerland, Benelux and Eastern Europe, the European operations achieved a total turnover of US$74.1 million, representing almost a 100% increase over turnover from the previous year.

Recognized as an IT Media specialist, Memorex® succeeded in gaining a No. 2 position in the European media market for the last quarter of 2001. Memorex® is also on its way to achieve No. 1 positioning in the *European CD-R market for the next year. With the launch of the 40 Maxx CD-RW drive, the BBQ 200 and the* DVD + RW drive within the first quarter of 2002, the hardware side is contributing not only with high turning volumes but also with acceptable margins.

The results in Canada last year were also impressive. Despite keen competition in the optical media industry, Memorex® Canada was able to gain a significant increase in its market share for CD-R media and has a profitable year.

The Group's sale of blank video tape, blank audio tape and 3.5 floppy disc ranked No. 1 and the sale of CD-R ranked No. 3 in Canada last year. This clearly demonstrates the popularity of Memorex® products and that Memorex® has well-established goodwill for its brand name. Memorex® Canada is also expecting more than 10% growth in market sales next year.

The United States operations enjoyed healthy sales during the year. With the strong customer base, Memorex® continues to be the leading brand of optical media in the United States and maintains better than 30% share of CD-R media and nearly 50% share of DVD media.

During 2001, the United States operations doubled its CD-R unit sales from the previous year by selling over 400 million CD-Rs in the United States market. Demand for other products in the Memorex® product family also remained strong. Memorex® products are now sold in all ten of the top ten retailers in the United States.

Memorex® also strengthened its operational capability to support future growth by implementing a state of the art Enterprise Resource Planning System (SAP/R3) last year. This infrastructure integrates and automates the business process along the Group's value chain and thus allows the Group to meet the growing demands of its retailers as *well as the continued expansion into new product categories.*

Besides the existing broad product range, Memorex® continues to be a market innovator by developing new, promising product groups for consumers. A complete product line of batteries and rechargeable batteries as well as the first Memorex® consumer electronics devices will be launched during the second and third quarter of year 2003. These new products will penetrate the markets in Europe, Canada and the United States. With the growing popularity of DVD drives, Memorex® will also strive to attain a strong market share in this product segment. The enlarged product variety is expected to generate additional revenue for the Group and enhance its market *compatibility.*

ACQUISITIONS AND DISPOSITIONS

Tender of Shares in Oxford Properties Group Inc.

On August 20, 2001, the Company, together with its indirect wholly-owned subsidiaries, Gold Colt Enterprises Limited and Kurrana Limited (collectively referred to as the "Vendors") entered into an agreement (the "Agreement") with BPC Properties Ltd. (the "Offeror") and others, pursuant to which the Offeror agreed, subject to certain conditions, to make an offer (the "Offer") to all the shareholders of Oxford to acquire all the shares in the capital of Oxford held by them at an offer price of CAD23.75 per common share. The Vendors agreed pursuant to the terms of the Agreement to tender 4,556,976 common shares in the capital of Oxford in connection with the Offeror's Offer.

The Offeror is owned by BPC Real Estate Holdings Trust and Ontario Municipal Employees Retirement System ("OMERS"), one of the largest pension plans in Canada. On October 17, 2001, Oxford and OMERS announced that the Offeror had taken up all the Oxford shares tendered pursuant to the Offer. In total, approximately 98.6% of the outstanding Oxford shares not previously owned by OMERS and the Offeror were taken up. As the Offer was accepted by holders of more than 90% of the Oxford shares that were subject to the Offer, the Offeror proceeded to exercise its statutory right to acquire the remaining Oxford shares. In connection with the Offer, the Group received approximately CAD$108.2 million (equivalent to approximately HK$537.9 million).

Further details of the Offer have been disclosed in the Company's announcement dated August 23, 2001 and the Company's circular dated September 13, 2001.

Acquisition of an Interest in Provisions Suppliers Corporation Limited

Pursuant to a sale and purchase agreement dated March 19, 2002, the Group, through its wholly-owned subsidiary, acquired approximately 27.45% interests in Provisions Suppliers Corporation Limited ("PSC") for a total consideration of S$52,884,679.

PSC is listed on the Singapore Exchange Securities Trading Limited. The principal activities of PSC are those relating to the supply of household consumer products. The principal activities of its subsidiaries are those relating to investment holding, supply of agency products to supermarkets, hotels, institutions and provision shops; marketing and distribution of chemical products; supply of provisions and household products and etc.

PSC also manages a well-established network of franchise stores. PSC possesses various brand names that the Group sees as potentially invaluable when it wishes to further its business. The Group believes that with its track records in brand name management, it is able to assist PSC in the latter's brand name management business (e.g. sub-licensing and franchising) which has immense potential. Additionally, the Group believes that a closer business relationship between the two groups would have tremendous synergistic effects on rationalizing and expanding their distribution networks in different countries and in the diversification of their products. The Group also sees the shareholding in PSC as an opportunity for it to invest in a company which has a good record of steady income and dividend payments.

OUTLOOK

Fiscal year 2001/2002 was characterized by drive and achievements for the core business of the Group despite adverse economic conditions around the world. The Group witnessed continuous growth of Memorex® products in both market share and revenue. We expect the Group will keep pursuing its dominant business strategies towards geographic expansion of markets and innovation in products.

The Group's business is further diversified by the Company's acquisition of PSC in the first quarter of 2002. Such investment is expected to contribute to the increase of the Group's revenue.

Due to the disposal of 4,556,976 common shares in the capital of Oxford during the year, the Company received the proceeds of approximately CAD$108.2 million (equivalent to approximately HK$537.9 million). Apart from repayment of borrowings, the Group intends to use the remaining proceeds for re-financing of future strategic acquisitions.

The terrorist attacks in the United States in September 2001 led to economic shock and global decline in financial *markets. Many investors were affected by this market disruption and inevitably, the Group incurred losses in share* investment for the past year. For the coming years, the Company envisages further growth in its core business. The Group will also continue to explore potential investment and expansion opportunities to strengthen and diversify the Group's business and hence maximize shareholders' value.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company repurchased a total number of 20,502,000 of its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:–

Month of repurchase	Number of shares repurchased	Price per share Highest HK$	Lowest HK$	Aggregate consideration paid (including expenses) HK$'000
September 2001	20,502,000	0.075	0.064	1,433

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium payable on repurchase was charged against the share premium account.

Save as disclosed above, neither the Company nor any of its subsidiaries have purchased, redeemed or sold any of the Company's listed securities during the year.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2002 with those paragraphs of the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") with which it is required to report compliance.

AUDIT COMMITTEE

The Audit Committee has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the Company's audited financial statements for the year ended March 31, 2002.

DETAILED RESULTS ANNOUNCEMENT

A detailed result announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow board members, the management and employees for their hard work and contributions to the Group in the past year.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 18, 2002

(P.3)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Hanny Holdings Limited will be held at *Conference Room, 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Friday,* August 23, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited Financial Statements for the year ended March 31, 2002 and the Reports of the Directors and Auditors thereon.
2. To re-elect Directors and to authorise the Board of Directors to fix their remuneration for the ensuing year.
3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.
4. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.025 each in the issued share capital of the Company ("Shares") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities *of the Company may be listed and recognized by the Securities and Futures Commission of Hong* Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall:

(i) in the case of Shares, not exceed 10% of the Shares in issue as at the date of the passing of this resolution; and

(ii) in the case of Warrants, not exceed 10% of the Warrants outstanding as at the date of the passing of this resolution;

and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c) for the purpose of this resolution, "Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

5. As special business, to consider and, if though fit, pass the following resolution, as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares of HK$0.025 each in the capital of the Company and to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, whether pursuant to an option or otherwise, and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any issue of Shares in the Company under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to subscribe for Shares in the Company; (iii) any issue of Shares in the Company as scrip dividend or any similar arrangement providing for the allotment of Shares in the Company in lieu of the whole or part of a dividend pursuant to the Bye-laws of the Company from time to time; or (iv) any issue of Shares in Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any securities which are convertible into Shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) *for the purpose of this resolution,*

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

"Rights Issue" means an offer of Shares of the Company open for a period fixed by the Directors of the Company to the holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date, subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company."

6. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"**THAT** conditional upon Ordinary Resolutions numbered 4 and 5 set out in the Notice convening this annual general meeting of the Company dated July 18, 2002 (the "Notice") being duly passed, the general mandate granted to the Directors of the Company pursuant to Ordinary Resolution numbered 5 set out in the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered 4 set out in the Notice, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

7. As special business, to consider and, if thought fit, pass the following resolutions as special resolutions of the Company:

(i) "**THAT** the Bye-laws of the Company be amended as follows:

(A) By adding the following to Bye-law 2:

(k) references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.

(B) By deleting the existing Bye-law 2(e) and substituting with the following:

(e) expressions referring to writing shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;

(C) By deleting the existing Bye-law 153 and substituting with the following new Bye-laws 153A, 153B and 153C:

153A. Subject to Section 88 of the Act and Bye-law 153B, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every *document required by law to be annexed thereto, made up to the end of the applicable* financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to every shareholder and holder of debentures of the Company and every other person entitled thereto at least twenty-one (21) days before the date of the general meeting and laid before the Company in the general meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the *Company is not aware of or to more than one of the joint holders of any shares or* debentures.

153B. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153A shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the Directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the Directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the Directors' report thereon.

153C. The requirement to send to a person referred to in Bye-law 153A the documents referred to in that provision or a summary financial report in accordance with Bye-law 153B shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153A and, if applicable, a summary financial report complying with Bye-law 153B, on the Company's *computer network or in any other permitted manner (including by sending any form of* electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(ii) "**THAT** the existing Bye-laws 160, 161 and 162 of the Company be deleted and substituted with the following respectively:

160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designed Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers *published daily and circulating generally in the territory of and in accordance* with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given *shall be deemed a sufficient service on or delivery to all the joint holders.*

161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the Notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A Notice *placed on the Company's website is deemed given by the Company to a Member* on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing *signed by the Secretary or other officer of the Company or other person appointed* by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.

162. (1) Any Notice or other document delivered or sent by post to or left at the registered address of any Member in pursuance of these Bye-laws shall, notwithstanding that such Member is then dead or bankrupt or that any other event has occurred, and whether or not the Company has notice of the death or bankruptcy or other event, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member as sole or joint holder unless his name shall, at the time of the service or delivery of the notice or document, have been removed from the Register as the holder of the share, and such service or delivery *shall for all purposes be deemed a sufficient service or delivery of such Notice or* document on all persons interested (whether jointly with or as claiming through or under him) in the share.

(2) A Notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a Member by sending it through the post in a prepaid letter, envelope or wrapper addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the Notice in any manner in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(3) Any person who by operation of law, transfer or other means whatsoever shall become entitled to any share shall be bound by every notice in respect of such share which prior to his name and address being entered on the Register shall have been duly given to the person from whom he derives his title to such share."

By Order of the Board
Cheng Wai Chu, Judy
Company Secretary

Hong Kong, July 18, 2002

Principal place of business in Hong Kong:
7th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of *him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of* Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the Meeting.
2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch registrar, Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting (or any adjourned meeting).